Exhibit 99.1

#410 - 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9 Canada
Telephone: (604) 694-0021
Facsimile: (604) 694-0063
Website: www.petaquilla.com

NOTICE OF

ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on November 29, 2010

and

MANAGEMENT INFORMATION CIRCULAR

October 18, 2010

PETAQUILLA MINERALS LTD.
#410 - 475 West Georgia Street
Vancouver, BC V6B 4M9 Canada

Tel. No. (604) 694-0021 • Fax No. (604) 694-0063
Website: www.petaquilla.com

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the shareholders of Petaquilla Minerals Ltd. (the “Company”) will be held at the Fairmont Waterfront Hotel, the Princess Louisa Room, 900 Canada Place Way, Vancouver, BC, Canada, on Monday, November 29, 2010, at 10:00 a.m. (Vancouver time) for the following purposes:

1.	To receive the report of the directors;

2.

To receive and consider the audited financial statements of the Company for the 12 months ended May 31, 2010, including the accompanying notes and the auditor’s report, and the annual Management Discussion and Analysis;

3.	To appoint the auditor for the Company to hold office until the close of the next Annual General Meeting;

4.	To authorize the directors to fix the remuneration to be paid to the auditor of the Company;

5.	To elect directors to hold office until the close of the next Annual General Meeting;

6.

To consider and, if thought fit, to approve, with or without amendments, an ordinary resolution, confirming the Shareholder Rights Plan Agreement of the Company dated as of October 18, 2010, as more particularly described in the accompanying Management Information Circular (the “Circular”);

7.

To consider, and if thought fit, to approve, with or without amendment, an ordinary resolution, approving an amended stock option plan (the “Amended Plan”) for the Company, increasing the maximum number of shares that may be issued under the stock option plan from 10,700,000 to 12,500,000 shares; and

8.	To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The audited financial statements of the Company including the accompanying notes and auditor’s report for the 12 months ended May 31, 2010, accompany this Notice.

The accompanying Circular provides additional information relating to the matters to be dealt with at the Annual General Meeting (the “Meeting”) and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1780 – 400 Burrard Street, Vancouver, BC Canada V6C 3A6, during normal business hours up to November 29, 2010, being the date of the Meeting, and at the Meeting.

The directors of the Company fixed the close of business on October 18, 2010, as the record date for determining holders of common shares who are entitled to vote at the Meeting.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the Form of Proxy and Circular accompanying this Notice.

Please advise the Company of any change in your address. DATED at Vancouver, B.C. this 18th day of October, 2010.

BY ORDER OF THE BOARD
Petaquilla Minerals Ltd.

“Richard Fifer”
Richard Fifer
Director and Chairman of the Board

TABLE OF CONTENTS

SOLICITATION OF PROXIES	2
APPOINTMENT OF PROXIES	2
ADVICE TO NON-REGISTERED HOLDERS OF COMMON SHARES	3
REVOCATION OF PROXIES	4
EXERCISE OF DISCRETION	4
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	5
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	5
PARTICULARS OF MATTERS TO BE ACTED UPON	5
Election of Directors	5
Appointment and Remuneration of Auditors	9
Shareholder Rights Plan	9
Amended Stock Option Plan	12
COMPENSATION DISCUSSION AND ANALYSIS	14
Performance Graph	18
Summary Compensation Table	19
Incentive Plan Awards	20
Outstanding Option-Based Awards	20
Value Vested or Earned During the Year	20
Equity Compensation Plan Information	21
Termination and Change of Control Benefits	22
Estimated Incremental Payments Upon Involuntary Termination Without Cause at May 31, 2010	24
Estimated Incremental Payments Upon Change of Control at May 31, 2010	24
Compensation of Directors	25
Director Compensation Table	25
Outstanding Option-Based Awards	26
Value Vested or Earned During the Year	26
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	27
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	31
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	31
MANAGEMENT CONTRACTS	32
ADDITIONAL INFORMATION	32
BOARD APPROVAL	32
CERTIFICATE	33
SCHEDULE “A” – SHAREHOLDER RIGHTS PLAN AGREEMENT
SCHEDULE “B” – SHAREHOLDER RIGHTS PLAN RESOLUTION
SCHEDULE “C” – AMENDED STOCK OPTION PLAN
SCHEDULE “D” – AMENDED STOCK OPTION PLAN RESOLUTION

MANAGEMENT INFORMATION CIRCULAR
(all information as at October 18, 2010, unless otherwise noted)

SOLICITATION OF PROXIES

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies being made by the management of Petaquilla Minerals Ltd. (the “Company”) for use at the Annual General Meeting of the holders (“Shareholders”) of common shares in the capital of the Company (the “Common Shares”) to be held on Monday, November 29, 2010, at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

Note: The term "shareholder" as defined in the Business Corporations Act S.B.C. 2002, c.57 (the "Act"), except in section 385, means a person whose name is entered in a securities register of a company as a registered owner of a share of the company or, until such an entry is made for the company:

(a)	in the case of a company incorporated before the coming into force of the Act, a subscriber, or

(b)	in the case of a company incorporated under the Act, an incorporator.

APPOINTMENT OF PROXIES

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER’S BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE PROXY HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S OR COMPANY’S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER PROXY. No proxy, including the Proxy, will be valid for use at the Meeting, or any adjournment thereof, unless it is completed, dated and signed and delivered to Computershare Investor Services Inc. (“Computershare”), Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the meeting. For general inquiries, Shareholders may contact Computershare by telephone at 1-800-564-6253 or by e-mail at service@computershare.com.

If you are a beneficial Shareholder and receive these materials through your broker or through another intermediary, please complete and return the Proxy or voting instruction form in accordance with the instructions provided by your broker or other intermediary.

ADVICE TO NON-REGISTERED HOLDERS OF COMMON SHARES

These shareholder materials are being sent to both registered and non-registered Shareholders. If you are a non-registered Shareholder and the Company or its agent has sent these materials directly to you, then your name, address and information about your share holdings have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

The information set forth in this section is of significant importance to many Shareholders of the Company, as a substantial number of Shareholders do not hold Common Shares in their own name.

Shareholders who do not hold Common Shares in their own name, referred to in this Circular as “nonregistered holders”, should note that only Proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. However, in many cases, Common Shares beneficially owned by a non-registered holder are either:

(a)

in the name of an intermediary that the non-registered holder deals with in respect of the Common Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)	in the name of a depositary, such as CDS Clearing and Depositary Services Inc. (“CDS”), of which the intermediary is a participant.

In accordance with Canadian securities laws, the Company has distributed copies of the Notice of Meeting, this Circular, the Proxy, the audited financial statements for the year ended May 31, 2010, management discussion and analysis and the auditor’s report thereon (collectively, the “meeting materials”) to CDS and intermediaries for onward distribution to those non-registered holders to whom the Company has not sent the meeting materials directly.

In such cases, intermediaries are required to forward meeting materials to non-registered holders, unless a non-registered holder has waived the right to receive them. Very often, intermediaries will use a service company (such as Broadridge Financial Solutions, Inc.) to forward the meeting materials to non-registered holders.

Non-registered holders who have not waived the right to receive meeting materials will receive either a voting instruction form or, less frequently, a Proxy. The purpose of these forms is to permit non-registered holders to direct the voting of the Common Shares that they beneficially own. Non-registered holders should follow the procedures set out below, depending on which type of form they receive.

A.

Voting Instruction Form. In most cases, a non-registered holder will receive, as part of the meeting materials, a voting instruction form. If the non-registered holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder’s behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a non-registered holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder’s behalf), the non-registered holder must complete, sign and return the voting instruction form in accordance with the directions provided, and a Proxy giving the right to attend and vote will be forwarded to the non-registered holder.

Or

B.

Form of Proxy. Less frequently, a non-registered holder will receive, as part of the meeting materials, a Proxy that has already been signed by the intermediary (typically by facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the non-registered holder, but which is otherwise uncompleted. If the non-registered holder does not wish to attend and vote at the Meeting in person (or to have another person attend and vote on the non-registered holder’s behalf), the non-registered holder must complete the Proxy and deposit it with Computershare as described above. If a non-registered holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder’s behalf), the non-registered holder must strike out the names of the persons named in the Proxy and insert the nonregistered holder’s (or such other person’s) name in the blank space provided.

Non-registered holders should follow the instruction on the forms that they receive and contact their intermediaries promptly if they need assistance.

REVOCATION OF PROXIES

A registered Shareholder who has given a Proxy may revoke it by an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at Suite 410, 475 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4M9, at any time up to and including 4:30 p.m. (Vancouver time) on the last business day preceding the day of the Meeting or any adjournment of it or to the chair of the Meeting on the day of the Meeting or any adjournment of it. Only registered Shareholders have the right to revoke a Proxy. Non-registered holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective intermediaries to revoke the Proxy on their behalf.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

On any ballot that may be called for at the Meeting, the Common Shares represented by a properly executed Proxy given in favour of the persons designated by management of the Company in the enclosed Proxy will be voted or withheld from voting in accordance with the instructions given on the Proxy, and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares represented thereby will be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the Shareholder, such Common Shares will, on a ballot, be voted in accordance with the notes to the Proxy. In particular, and without limiting the foregoing, a management nominee will vote any Proxy held by him or her in favour of any resolution in respect of which no choice has been specified in the Proxy.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxy holders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Circular, the management of the Company knows of no such amendment, variation or other matter that may be presented to the Meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON

Except as disclosed herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors, the appointment of auditors, ratification and approval of the Shareholder Rights Plan, or the approval of an amended stock option plan:

(a)	any director or executive officer of the Company at any time since the commencement of the Company’s last completed financial year;

(b)	any proposed nominee for election as a director of the Company; and

(c)	any associate or affiliate of any of the foregoing persons.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of Common Shares without par value (the “Common Shares”) and an unlimited number of preference shares without par value. The Common Shares are the only shares issued by the Company. As at the date hereof, the Company has issued and outstanding 125,481,951 fully paid and non-assessable Common Shares without par value, each share carrying the right to one vote.

The record date for the determination of the shareholders entitled to receive notice of and vote at the Meeting is at the close of business on October 18, 2010 (the “Record Date”). In accordance with the provisions of the Business Corporations Act (British Columbia) (the “BCBCA”), the Company will prepare a list of holders of Common Shares on such Record Date. Each holder of Common Shares named on the list will be entitled to one vote for each Common Share held shown opposite his or her name on the list at the Meeting.

To the knowledge of the directors and executive officers of the Company, no person, or corporation, beneficially owns, directly or indirectly, or exercises control or direction over, securities carrying ten percent (10%) or more of the voting rights attached to voting securities of the Company as of the Record Date.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Company, the only matters to be dealt with at the Meeting are (i) the election of directors of the Company; (ii) the appointment of auditors; (iii) ratification and approval of the Shareholder Rights Plan; (iv) approval of the amended stock option plan; and (v) the receipt of the audited financial statements of the Company for the year ended May 31, 2010, and the auditor’s report thereon; . If any other matter properly comes before the Meeting it is the intention of the persons named in the Proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

ELECTION OF DIRECTORS

The Board of Directors presently consists of four directors and it is intended to elect four directors of the Company for the ensuing year.

The persons named in the Proxy intend to vote for the election of the following directors:

RAUL FERRER
RICHARD FIFER
DAVID KAPLAN
DAVID LEVY

The term of office of each of the present directors expires at the Meeting. Management of the Company does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the by-laws of the Company or with the provisions of the BCBCA.

The following table sets out the names of the nominees for election as directors, the province or state and country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company and the number of Common Shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name and Place of Residence	Principal Occupation or Employment and, if not elected a director by a vote of security holders, occupation during the past five years	Beneficial Ownership or Control Over Voting Shares (1)	Period(s) Served as a Director

Raul Ferrer (2) (3) (4) Panama, Panama	2008 – present: Director, Genesis y Associados, S.A. 2006 – 2008: Investor Relations, Thunderbird Resorts Inc. 2005 – 2006: Financial Adviser, Citibank, N.A. (Panama)	Nil	November 6, 2009 – present

Richard Fifer (3) (4) Cocle, Panama	September 2010 – present: Executive Chairman of the Company’s Board of Directors November 2009 – September 2010: Non-Executive Chairman of the Company’s Board of Directors September 2009 - present: President & Chief Executive Officer of Azuero Mining,Development, S.A.	4,190,783	March 1993 - November 1998, July 2002 - July 2003, November 12, 2003 – present

David Kaplan (2) (3) Connecticut, USA	June 2010 – present: Partner, Lascaux Advisors July 2009 – June 2010: President, Physical Commodity Merchants LLC January 2005 – July 2009: Portfolio Manager, LIM Asia Advisors LLC	Nil	November 6, 2009 – present

David Levy (2) New York, USA	2006 – Present: Vice-President, Platinum Management (NY) LLC	Nil	November 6, 2009 – present

(1)	The number of securities beneficially owned directly or indirectly or over which direction or control is exercised has been obtained from SEDI, the System for Electronic Disclosure by Insiders.
(2)	Member, Audit Committee
(3)	Member, Compensation Committee
(4)	Member, Corporate Governance Committee

The following is a brief description of the proposed directors of the Company.

RAUL FERRER
Mr. Ferrer (born January 8, 1973) was appointed to the Company’s board of directors on November 6, 2009. Based in Panama City, Panama, Raul Ferrer presently is a director of Genesis y Asociados, an advertising and communication company. Prior to his involvement with Genesis y Asociados, he served in Investor Relations at Thunderbird Resorts Inc. from 2006 to 2008. From 2005 to 2006, he was a financial advisor at Citibank N.A. (Panamá) and a financial consultant at Wall Street Securities, S.A., an equity investment firm and subsidiary of Banco General, S.A., from 2000 to 2005. Mr. Ferrer graduated from the University of New Orleans with a business degree in Marketing and obtained his MBA at the Latin American University of Science and Technology in Panama. In 2009, he was appointed by the government of Panama as director of the Agency of Panama-Pacific Special Economic Area, an autonomous government entity responsible for assisting and informing investors about business opportunities in the Special Economic Zone of Panama.

RICHARD FIFER
Mr. Fifer (born January 23, 1957) is a Panamanian citizen and a U.S.-trained geologist. He has served on the Company’s Board of Directors from March 1993 to November 1998, July 2002 to July 2003, and from November 12, 2003, to the present and is currently the Company’s Executive Chairman of the Board of Directors. In addition, he served as the Company’s Chief Executive Officer from December 14, 2004, to March 23, 2005, and from April 14, 2007, to September 15, 2009. From September 15, 2009, he has been President and CEO of Azuero Mining Development, S.A. During the period May 2006 to September 2008, he served as director and Chief Executive Officer of Petaquilla Copper Ltd. In 1992, he founded Grupo Geo, S.A. and from 1992 to 2006, he was President of the Grupo Geo subsidiary of Geo Info, S.A., a Panamanian company that provides geographic mapping technology and solutions. Under the Ministry of Foreign Affairs Panama, he was the President's Plenipotentiary Ambassador for Special Missions of the Republic of Panama from March 2002 to September 2003. He was also Governor of the Province of Cocle, Panama, and National Security Advisor of the Republic of Panama from September 1999 to January 2002. He was President of the Panamanian Mining Development Corporation from January 1997 to January 1999. Mr. Fifer holds a B.Sc. in both Geology and Geophysical Engineering and an M.A. in Finance.

DAVID KAPLAN
Mr. Kaplan (born April 28, 1970) was appointed to the Company’s board of directors on November 6, 2009. Based in Connecticut, USA, he is currently a partner of Lascaux Advisors, a fund management firm focused on the small and mid-cap metals mining sector, and is a former President of Physical Commodity Merchants LLC (“PCM”), at which he advised and acted as agent and principal in physical commodity shipments, off-take agreements, logistics and hedging with mining companies, processing companies, and trading companies. Prior to founding PCM, Mr. Kaplan was a portfolio manager for the LIM Asian Commodities Fund, a hedge fund that trades futures, equities and fixed income products of exchange traded commodities and resource companies. Before joining LIM Advisors, he was with Glencore International AG (“Glencore”) for eleven years. He has comprehensive experience in base metals and precious metals as well as bulks, and is an economics graduate of the Wharton School of the University of Pennsylvania.

DAVID LEVY
Mr. Levy (born December 22, 1984), was appointed to the Company’s board of directors on November 6, 2009. Based in New York, USA, he is Vice-President at the investment advising firm of Platinum Management (NY) LLC, where he has participated in over 25 capital raising transactions for public and private corporations. He specializes in structuring and negotiating financings at all levels of the capital structure through extensive industry research, financial analysis and modeling. Mr. Levy graduated with honors from Sy Syms School of Business of Yeshiva University.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Other than as referred to below, to the best of management’s knowledge, no proposed director is, or has been within the last ten years of the date hereof, a director or executive officer of any company that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Richard Fifer was a director of the Company when the Company was delinquent in filing its comparative financial statement and corresponding Management’s Discussion and Analysis for its financial year ended April 30, 2007, as required under Part 4 and 5, respectively, of National Instrument 51-102, Continuous Disclosure Obligation. A Management Cease Trade Order was, therefore, effected on July 31, 2007, preventing all insiders, including all directors of the Company, from trading in the securities of the Company until the Company filed the required records and an order was effected revoking such Management Cease Trade Order. On October 2, 2007, the Management Cease Trade Order was revoked.

To the best of management’s knowledge, no proposed director has, within the ten years before the date of this Circular, been a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the best of management’s knowledge, no proposed director has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

APPOINTMENT AND REMUNERATION OF AUDITORS

The Common Shares represented by the Proxies solicited in respect of the Meeting on any ballot that may be called for, unless authority to do so is withheld, will be voted for the appointment of the firm of Ernst & Young LLP of 23rd Floor, 700 West Georgia Street, Vancouver, BC, as the auditor of the Company until the next annual meeting of shareholders, and to authorize the directors to fix the remuneration of the auditor. Ernst & Young LLP has been the auditor of the Company since June 20, 2007.

Certain information regarding the Company’s Audit Committee that is required to be disclosed in accordance with NI 52-110 is contained in the Company’s annual information form for the year ended May 31, 2010, available on the Company’s SEDAR profile at www.sedar.com.

SHAREHOLDER RIGHTS PLAN

Pursuant to a shareholder rights plan agreement made between Computershare Investor Services Inc. (the “Rights Agent”) and the Company dated as of October 18, 2010, the Board of Directors of the Company unanimously adopted the Shareholder Rights Plan. The full text of the agreement containing the Shareholder Rights Plan is attached as Schedule “A” to this Circular.

In order for the Shareholder Rights Plan to continue in effect after the Meeting, it must be ratified and approved by the Shareholders at the Meeting. Accordingly, Shareholders will be asked at the Meeting to consider, and if thought fit, to pass the Shareholder Rights Plan Resolution, the full text of which is attached as Schedule “B” to this Circular. The Shareholder Rights Plan remains conditional upon Toronto Stock Exchange and shareholder approval.

Purpose of the Shareholder Rights Plan

The Shareholder Rights Plan is designed to ensure that all shareholders receive equal treatment and to maximize shareholder values in the event of a take-over bid or other acquisition that could lead to a change in control of the Company. It is not intended to deter take-over bids. Take-over bid contests for corporate control provide a singular opportunity for shareholders to obtain a one-time gain. After the acquisition of effective control, the opportunity for this one-time gain normally does not reoccur. As with most public companies, control of the Company can probably be secured through the ownership of much less than 50% of the shares. Without a shareholder rights plan, it would be possible for a bidder to acquire effective control, over a relatively short period of time, through open market and private purchases, using various techniques permitted under the securities legislation in Canada, without making a bid available to all shareholders. Such acquisition of control would probably be an effective deterrent to other potential offerors. The person acquiring control would probably, over a period of time, be able to consolidate and increase its control without the price for control ever being tested through an open market auction. Shareholder rights plans are designed to prevent this occurrence by forcing all acquisitions of control into a public offer mode.

A public offer will not necessarily achieve all of the objectives of ensuring the maximum value to shareholders. A take-over bid can be completed in a time period as short as 35 days. This is too short a time period to ensure that the directors can develop other competing alternatives. The Shareholder Rights Plan is intended to provide time to shareholders to properly assess any take-over bid and to provide the board of directors with sufficient time to explore and develop alternatives for maximizing shareholder value, including, if considered appropriate, identifying and locating other potential bidders.

Summary of the Shareholder Rights Plan

The following is a summary of the terms of the Shareholder Rights Plan.

General

The rights have been issued pursuant to a shareholder rights plan agreement dated and effective October 18, 2010, between the Company and the Rights Agent. Each right will entitle the holder to purchase from the Company one Common Share at the exercise price of C$30 per share, subject to adjustments, at any time after the separation time (defined below). However, if a flip-in event (defined below) occurs, each right will entitle the holder to receive, upon payment of the exercise price, Common Shares having a market value equal to two-times the exercise price. The rights are non-exercisable until the separation time.

Trading of Rights

Until the separation time, the rights will be evidenced by the outstanding certificates for Common Shares and the rights will be transferred with, and only with, the Common Shares. As soon as practicable following the separation time, separate certificates evidencing the rights will be mailed to holders of record of Common Shares as of the close of business at the separation time and the separate rights certificates will thereafter evidence the rights.

Separation Time and Acquiring Person

The rights will separate and trade apart from the Common Shares and become exercisable at the separation time. "Separation time" generally means the close of business on the 10th trading day following the commencement or announcement of the intent of any person to commence a take-over bid, other than a permitted bid or a competing bid, but under certain circumstances can mean the eighth trading day after a person becomes an "acquiring person" by acquiring 20% or more of the voting shares of any class.

Flip-in Event

A "flip-in event" will, in general terms, occur when a person becomes an acquiring person. Upon the occurrence of a flip-in event, each right will entitle the holder to acquire, on payment of the exercise price, that number of Common Shares having a market value equal to two-times the exercise price. However, any rights beneficially owned by an acquiring person or by any direct or indirect transferees of such person, will be void. The term "beneficial ownership" is defined to include, under certain circumstances, shares owned indirectly through affiliates, associates, trusts and partnerships, other situations of ownership deemed by operation of law, shares subject to acquisition or voting agreements and shares owned by persons acting jointly or in concert. There are several exceptions, including exceptions directed towards investment managers, trust companies, and independent managers of pension plans who are not participating in a take-over bid.

Permitted Bids

Permitted bids are exempted from the operation of the Shareholder Rights Plan. In summary, a permitted bid is a take-over bid made by way of take-over bid circular which complies with the following provisions:

(a)	It is made to all holders of voting shares of the Company of a particular class and for all those voting shares.

(b)
No voting shares can be taken up and paid for before the close of business on the “Permitted Bid Expiry Date”, as described below, and unless more than 50% of voting shares held by shareholders independent of the offeror are tendered and not withdrawn.

(c)	Voting shares may be tendered at any time until the Permitted Bid Expiry Date and may be withdrawn until taken up and paid for.

(d)	If the condition described in (b) above is met, there will be a public announcement and the takeover bid will be open for a further period of 10 business days.

The Shareholder Rights Plan contains provisions designed to ensure that, if considered appropriate, the time for tendering to two or more competing permitted bids will occur on the same date.

Permitted Bid Expiry Date

The Permitted Bid provisions require that for a Take-Over to be a Permitted Bid it must be left open until the Permitted Bid Expiry Date. The “Permitted Bid Expiry Date” means 60 days following the date of the Take-Over Bid.

Exchange Option

Under certain circumstances, the Company’s board of directors can, on exercise of a right and payment of the exercise price, issue other securities or assets of the Company in lieu of Common Shares. The Company’s board of directors can also determine to issue in exchange for the rights, but without payment of the exercise price, Common Shares having a value equal to the exercise price or other securities or assets of the Company having the same value.

Adjustments

The exercise price, the number and kind of shares subject to purchase upon exercise of each right and the number of rights outstanding are subject to adjustment from time to time to prevent dilution in the event that the Company takes certain actions involving the Company’s share capital which would otherwise have a dilutive effect.

Redemption

At any time before the occurrence of a flip-in event, the board of directors may elect to redeem the rights in whole at a redemption price of $0.0001 per right.

Waiver

The board of directors may waive the application of the Shareholder Rights Plan to any flip-in event if it determines that a person became an acquiring person by inadvertence, conditional upon such person having, within 10 days after the determination by the board of directors, reduced its beneficial ownership of shares such that it is no longer an acquiring person. The board of directors may also, until a flip-in event has occurred, waive the application of the Shareholder Rights Plan to any particular flip-in event, but in that event, the board of directors shall be deemed to have waived the application of the Shareholder Rights Plan to any other flip-in event which may arise under any take-over bid then in effect.

Amendments

The board of directors may amend the Shareholder Rights Plan to correct clerical or typographical errors, to maintain the validity of the plan as a result of any changes in any applicable legislation or to increase or decrease the exercise price. Any amendments required to maintain the validity of the Shareholder Rights Plan must be submitted to the shareholders of the Company or, after the separation time, to the holders of the rights for confirmation.

Other amendments can only be made with the approval of the Company’s shareholders or, after the separation time, the holders of the rights. Any supplements or amendments to the Shareholder Rights Plan require the prior written consent of the Toronto Stock Exchange.

Term

The Shareholder Rights Plan has a term of six years; however, it is subject to ratification at the Meeting, and also at the shareholder meeting following the third anniversary of the effective date of the Shareholder Rights Plan. If the Shareholder Rights Plan is not so ratified at any meeting, the Shareholder Rights Plan shall terminate forthwith.

At the Meeting, the shareholders will be asked to consider and, if thought fit, approve the Shareholder Rights Plan Resolution, the full text of which is attached hereto in Schedule “B”, approving the Shareholder Rights Plan, the full text of which is attached hereto in Schedule “A”.

Approval of the Shareholder Rights Plan will be obtained if a majority of the votes cast are in favour. The Shareholder Rights Plan Agreement provides that it will terminate unless it is confirmed by the shareholders.

The Company’s directors believe the approval of the Shareholder Rights Plan is desirable as it will serve to promote the interests of the Company and its shareholders by strengthening the Company’s ability to respond to take-over bids and permit the Company’s shareholders time to evaluate and respond to such bids.

AMENDED STOCK OPTION PLAN

On October 18, 2010, the directors of the Company approved the adoption of an Amended Stock Option Plan (the “Amended Plan”), subject to shareholder and regulatory approval. The Amended Plan increases the cumulative maximum number of Common Shares that may be issued and sold under the Stock Option Plan by 1,800,000 shares to 12,500,000. This number represents approximately 9.96% of the currently issued shares. The proposed new number will allow for the granting of options to new directors, officers and employees.

As at October 18, 2010, a total of 7,474,370 options are outstanding representative of approximately 5.96% of the Company’s issued and outstanding shares.

The Board of Directors believes that the adoption of the Amended Plan is desirable since it will serve to promote the interests of the Company and its shareholders by strengthening the Company’s ability to attract persons of experience and ability to serve as directors, officers or employees of or consultants to the Company, and to encourage existing and future directors, officers, employees and consultants to promote the affairs of the Company.

Adoption of the Amended Plan is subject to the prior approval of the TSX.

At the Meeting, the shareholders will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend the shareholders approve, a resolution whereunder the Company’s Existing Plan be amended in form as attached hereto as Schedule “C”.

The key features of the Amended Plan are as follows:

1.
Each person (an “Optionee”) who is a “Consultant”, a “Director”, an “Employee” or “Executive Officer” in relation to the Company (as those terms are defined in National Instrument 45-106, or as may be acceptable pursuant to the policies of the Toronto Stock Exchange (the “TSX”)), is eligible to be granted one or more Options.

2.	Up to 12,500,000 Common Shares are issuable under the Amended Plan, representing 9.96% of the issued capital of the Company.

3.
Disinterested shareholder approval is required if the number of shares issuable to Insiders pursuant to options granted within any 12-month period, or issuable to Insiders at any time, exceeds 10% of the Company’s issued and outstanding Common Shares, when combined with all of the Company’s security-based compensation arrangements.

4.
The price per Share at which Shares may be purchased upon the exercise of an Option (the “Option Price”) will be determined by the Board of Directors, but will not be lower than the “market price” as defined in the TSX Company Manual, being the volume weighted average trading price on the TSX for the Shares for the five trading days immediately preceding the date on which the Option is granted.

5.
The Board of Directors may impose such vesting conditions with respect to any Option as the Board deems appropriate. In the event of a take-over bid for the Company, the Directors may, without obtaining shareholder approval, accelerate the vesting of all Options.

6.	Options may have a term up to ten years.

7.
An Option granted to a person who is a Director, Employee, Consultant or Executive Officer shall normally terminate no longer than 30 days after such person ceases to be in at least one of those categories. However, the Committee may also set termination periods as they deem appropriate, subject to all applicable laws and TSX policies.

8.
If any Optionee shall die holding an Option which has not been fully exercised, his personal representative, heirs or legatees may, at any time within 60 days of grant of probate of the will, or letters of administration of the estate of the decedent, or within one year after the date of such death, whichever is the lesser time exercise the Option with respect to the unexercised balance of the Shares subject to the Option.

9.
If any Optionee shall retire, or terminate his employment with the consent of the Board under circumstances equating retirement, while holding an Option which has not been fully exercised, such Optionee may exercise the Option at any time during the unexpired term of the Option.

10.	Options are non-transferable;

11.	Options which expire unexercised or are otherwise cancelled will be returned to the Amended Plan and may be made available for future option grant pursuant to the provisions of the Amended Plan;

12.

In the event of a take-over bid, the optionees may take advantage of a cashless exercise provision, whereby any optionee may surrender his or her Option to the Company, and receive a payment equal to the difference between the Option Price and the offer price under the take-over bid. In the event that the consideration under take-over bid is in the form of securities, the value of each Option shall be calculated according to the following formula:

A x (X-Y),

X

Where
A is the number of Options tendered to the Offer;
X is the Offer price per Share;
Y is the exercise price of the subject Options.

13.	Any amendment to the Amended Plan requires shareholder approval.

At the Meeting, the shareholders will be asked to consider and, if thought fit, approve the Amended Stock Option Plan Resolution, the full text of which is attached hereto in Schedule “D”, approving the Stock Option Plan, the full text of which is attached hereto in Schedule “C”.

Insiders to whom shares may be issued under the Amended Plan, and their respective associates and affiliates, will abstain from voting on the Amended Stock Option Plan Resolution. The approval of a majority of disinterested shareholders of the Company is, therefore, sought. A total of 4,234,983 shares of the Company will be excluded from the shareholder vote with respect to the Amended Plan.

COMPENSATION DISCUSSION AND ANALYSIS

All references in this Circular to “$” or to “US$” are to United States dollars. Any references to “CAD$” are to Canadian dollars.

In this Circular, a “Named Executive Officer” (“NEO”) means: (i) the Company’s Chief Executive Officer; (ii) the Company’s Chief Financial Officer; (iii) each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of fiscal 2010 whose total compensation was, individually, more than CAD$150,000; and (iv) each individual who would be an NEO under (iii) above but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of fiscal 2010. For the financial year ended May 31, 2010, the Company had three NEOs, namely Messrs. Richard Fifer and Joao Manuel and Ms. Julie van Baarsen.

The Compensation Committee
The Compensation Committee is appointed by the Board to discharge the Board’s duties and responsibilities with respect to officer and director compensation. For the majority of the 2010 fiscal year, the Compensation Committee was comprised of three members, a majority of whom were considered to be “independent” within the meaning of section 1.4 of National Instrument 52-110, Audit Committees, being Messrs. Raul Ferrer, Richard Fifer and David Kaplan. Mr. Fifer is not considered to be independent as his position as Chairman of the Company’s board of directors establishes him as an executive officer of the Company and, thus, is deemed to have a material relationship, which precludes him from independence, with the Company. Messrs. Ferrer and Kaplan are considered to be independent.

The Compensation Committee is responsible for the Company’s executive compensation policy. The Compensation Committee evaluates the Chief Executive Officer’s performance and establishes both the elements and amounts of the Chief Executive Officer’s compensation. The Compensation Committee also reviews management’s recommendations for, and approves the compensation of, the other officers of the Company and determines the general compensation structure, policies and programs of the Company, including the extent and level of participation in incentive programs in conjunction with the Board. The Compensation Committee reviews and approves the Compensation Discussion and Analysis included in the Company’s management information circular each year. The Compensation Committee has also been mandated to review the adequacy and form of the compensation of directors and to ensure that such compensation realistically reflects the responsibilities and risks involved in being an effective director.

The Objectives of the Company’s Compensation Program
The Company’s compensation program for its Named Executive Officers has three objectives, namely: (i) to provide a compensation package that encourages and motivates performance; (ii) to be competitive with other companies of similar size and scope of operations so as to attract and retain talented executives; and (iii) to align the interests of its executive officers with the long-term interests of the Company and its Shareholders through stock-related programs.

The Company’s executive compensation is comprised primarily of the following elements:

(a)	Base salary;
(b)
Participation in the Company’s stock option plan (the “Stock Option Plan”), which was established on June 23, 1994 (and amended as approved by Shareholders on July 24, 2002, December 8, 2006 and November 18, 2008). See “Equity Compensation Plan Information” in this Circular;

(c)	Perquisites and benefits; and
(d)	Compensation under the Company’s short-term incentive plan, namely a cash bonus, which is awarded at the discretion of the Board of Directors.

The Company uses each element of its compensation program to satisfy one or more of its above stated compensation objectives. The Compensation Committee regularly reviews the various elements of compensation to assure that they are aligned with both the goals of the Company and the individual executive officer. The executive compensation program, as designed, achieves the Company’s three compensation objectives through:

•

Benchmarking. The Compensation Committee annually benchmarks the Company’s compensation with a peer group of companies (the “Compensation Survey Group”). This comparison assures that the Company’s executive compensation and benefits package is competitive with the Compensation Survey Group. To ensure that the Compensation Survey Group includes the most appropriate companies, the Compensation Committee considers companies of a similar revenue size and market capitalization, that have a global focus and that compete with the Company for talent. The analysis is weighted towards Canadian mining companies with significant interests in gold that are either in the exploration or early production phases with a significant proportion of operations outside of Canada and the United States. Based on this, and in consultation with management and an independent third party obtained to conduct an executive base salary review in January 2009 for the Company, the Compensation Committee reviewed a peer group of the following 29 organizations for its most recent compensation survey:

Alamos Gold Inc.	Guyana Goldfields Inc.	Northland Resources Inc.
Anatolia Minerals Development Limited	High River Gold Mines Ltd.	OceanaGold Corporation
Aquiline Resources Inc.	Jaguar Mining Inc.	Orezone Gold Corporation
Banro Corporation	Jinshan Gold Mines Inc.	Red Back Mining Inc.
B2Gold Corp.	(China Gold International Resources)	Semafo Inc.
Entrée Gold Inc.	Laramide Resources Ltd.	Silvercorp Metals Inc.
Etruscan Resources Inc.	Moto Goldmines Limited	St. Andrew Goldfields Ltd.
European Goldfields Limited	Nevsun Resources Ltd.	Sulliden Exploration Inc
First Majestic Silver Corp.	New Gold Inc.	Uruguay Mineral Exploration
Gammon Gold Inc.	Norsemont Mining Inc.	Western Goldfields Inc.

Information regarding the Compensation Survey Group was obtained from publicly available salary information in Management Information Circulars and employment contracts of the Compensation Survey Group as reported by an independent, third party compensation consulting firm of international standing.

•
Providing Fixed and Variable Compensation. The Company provides a mix of fixed and variable compensation designed to attract, retain and motivate top-performing executives, as well as appropriately link compensation levels with the achievement of relevant financial and strategic goals. The Company’s fixed compensation includes salary, perquisites and benefits. The Company’s variable compensation includes participation in the Stock Option Plan and compensation under the short term incentive plan.

•
Providing a Mix of Option-Based Awards and Cash Incentives. The Company provides a mix of option based awards and cash incentives designed to focus executive officers on achieving performance results that drive long-term sustainable Shareholder returns.

The Determination of Each Element
The Compensation Committee’s processes for establishing and overseeing executive compensation include:

•	Meetings: The Compensation Committee meets regularly to consider the Company’s compensation, benefit plans and policies. During fiscal 2010, the Compensation Committee met four times.

•
Role of Executive Officers and Management. Each year, the Chief Executive Officer provides the Compensation Committee with an individual performance assessment for each of the other Named Executive Officers and the other officers of the Company, along with compensation recommendations for each. The Compensation Committee reviews and discusses these recommendations with the Chief Executive Officer and has full discretion over all recommended compensation actions. The Compensation Committee also meets with the Chief Executive Officer to conduct his performance assessment. The Compensation Committee has full discretion over compensation actions for the Chief Executive Officer. Finally, the executive officers do not play a role in determining or recommending the amount or form of director compensation, although management does from time to time conduct research and survey directors’ compensation at the Committee’s request.

When determining compensation policies and individual compensation levels for the Named Executive Officers, the Compensation Committee takes into consideration a variety of factors. These factors include the overall financial and operating performance of the Company, the Committee and the Board’s overall assessment of each executive’s individual performance and his or her contribution towards meeting corporate objectives, levels of responsibility, length of service and industry comparables.

•
Salary: The salary for each Named Executive Officer is primarily determined having regard to his responsibilities, individual performance factors, overall corporate performance, and the assessment of such individual as presented by management to the Board and the Compensation Committee. The base salaries of executive officers are reviewed annually using the Compensation Survey Group. Base salary is intended to provide the Named Executive Officer with a compensation level competitive with base salaries within the industry.

•
Stock Options: Named Executive Officers benefit from improved performance of the Company significantly through their participation in the Stock Option Plan. The Compensation Committee may from time to time recommend the grant of stock options to the Company’s executive officers under the Stock Option Plan. All grants of options are reviewed and approved by the Board. Grants of stock options are intended to emphasize the executive officers’ commitment to the Company’s growth and the enhancement of share value and to reward executive officers for the Company’s performance through appreciation in equity values. The grant of stock options, as a key component of the executive compensation package, enables the Company to attract and retain qualified executives. The Compensation Committee reviews option balances annually and recommends grants to newly hired executive officers at the time of their employment. The amount and terms of outstanding options held by an executive are taken into account when determining whether and how new option grants should be made to the executive. The number of Common Shares which may be subject to option in favour of any one individual is limited under the terms of the Stock Option Plan, and the limit cannot be increased without Shareholder or regulatory approval.

•
Perquisites and Benefits: The Compensation Committee also determines industry standard perquisites with reference to the Compensation Survey Group, including car allowances, contributions for retirement savings plans, educational allowances, travel-to-work and parking benefits and memberships in associations, for each Named Executive Officer. The level of Company perquisites is intended to provide the Named Executive Officer with a package competitive within the industry, so as to attract and retain talented executives. If eligible, executive officers also participate in the Company’s group health insurance benefit plan. If ineligible, executive officers are entitled to coverage purchased on an individual basis.

•
Short-term Incentive Plan: Executive officers benefit from improved performance of the Company from time to time by the receipt of cash bonuses, at the discretion of the Board of Directors. Cash bonuses are typically paid once per year to reflect the Board’s assessment of the individual’s performance over the previous 12 month period.

Compensation paid to Named Executive Officers in Fiscal 2010
There are no material differences in compensation policies with respect to each Named Executive Officer except as hereinafter disclosed. The Compensation Committee has designated each of the Named Executive Officer’s target compensation levels to be at the Compensation Survey Group’s median, with the exception of Messrs. Fifer and Manuel. The Committee took into consideration the base salary for similar roles in the comparative group and believed that Messrs. Fifer and Manuel had certain relationships with governmental agencies, communities and other key groups that are integral to the Company obtaining necessary permits for continued commercial operations and for carrying out its business plan.

The employment contracts between the Company and Mr. Manuel and Ms. van Baarsen set out the parameters for short term incentive payment entitlement. As such, Mr. Manuel is eligible for an annual cash bonus and Ms. van Baarsen is eligible for an annual cash bonus equal to 30% of her annual salary, both pursuant to policies established by the board of directors of the Company.

Messrs. Fifer and Manuel and Ms. van Baarsen received grants of stock options in fiscal 2010. Mr. Fifer received grants totalling 800,000 stock options as he had been instrumental in the Company reaching such milestones as commercial production. Further, in July 2009, Mr. Fifer voluntarily surrendered 1,470,216 stock options from a stock option grant issued in January 2007. Mr. Manuel was appointed President and Chief Executive Officer in November 2009 and his stock option holdings were brought to a level more commensurate with his new position. Ms van Baarsen was also promoted from Director of Finance to Chief Financial Officer in January 2010 and, as such, her stock option holdings were also increased. All grants, with the exception of 600,000 to Mr. Fifer, were subject to the Company’s standard stock option vesting period of 21 months.

The Named Executive Officers receive limited perquisites, including, and as applicable, contributions for retirement savings plans, expatriate allowances and annual flights to return to country of origin, costs of courses and seminars, professional dues, membership fees for such clubs and associations as are approved by the Compensation Committee, health insurance coverage and parking benefits. The Compensation Committee periodically reviews perquisites to assure that they are appropriate in light of the Company’s total compensation program and market practice. See the “Summary Compensation Table” in this Circular for further details regarding Named Executive Officer perquisite details. Other than these perquisites, executive officers receive the same benefits as other Company employees.

PERFORMANCE GRAPH

The following graph illustrates the comparison between the cumulative total shareholder return for CAD$100 invested in Common Shares, for the Company’s five most recently completed financial years, as compared to the Toronto Stock Exchange S&P/TSX Composite Index (the “TSX Index”) for the applicable period. The Common Share performance as set out in the graph does not necessarily indicate future price performance. Amounts below are stated in Canadian dollars.

	01/31/2005	01/31/2006	04/30/2007	05/31/2008	05/31/2009	05/31/2010
Company	$100.00	$146.48	$335.21	$269.01	$88.73	$59.86
TSX Index	$100.00	$129.79	$145.77	$159.87	$112.67	$127.80

On February 1, 2005, the first trading day of fiscal 2006, the market price of the Company’s common shares on the Toronto Stock Exchange was CAD$0.67 and on May 31, 2010, the final trading day of fiscal 2010, the Company’s common shares closed at CAD$0.425, a difference of approximately 36.6%. However, salaries over the same period have not reflected this slightly downward trend due to the escalation of the Company’s operations. Towards the end of calendar 2004, a base camp was erected to prepare for an exploration program on the epithermal Molejon gold deposit in north-central Panama and, throughout calendar 2005, a trenching program was undertaken. By the end of fiscal 2010, a gold-processing surface plant had been commissioned. The Company’s first gold pour occurred in April 2009 and the Company received its operating permit from the Government of Panama in November 2009, authorizing the Company to proceed to commercial production. The Company achieved commercial production in January 2010, after having run its operations at an average of 70% of its normal capacity for a consecutive period of 30 days. Due to the number of significant achievements of management, compensation has increased accordingly over the past five fiscal periods.

In addition, on October 18, 2006, the Company entered into a Plan of Arrangement (the “Arrangement”) with Petaquilla Copper Ltd. (“Copper”), whereby the Company effectively transferred its interest in the copper assets within the Cerro Petaquilla Concession lands in Panama to Copper. The Company’s shareholders on record received one share of Copper for every one share of Petaquilla Minerals Ltd. held as at 12:01 a.m. on the effective date of the Arrangement. Copper subsequently listed on the Toronto Stock Exchange on December 31, 2007, and became the subject of a takeover bid in July 2007. The bid was successful and all of the outstanding shares of Copper were purchased at $2.20 CAD per share. The Performance Graph above does not reflect the increased shareholder value resulting from the Arrangement.

SUMMARY COMPENSATION TABLE

The following table is a summary of compensation paid, payable, awarded or granted to the Named Executive Officers. Disclosure relating to the financial year ended May 31, 2010, has been prepared in accordance with Form 51-102F6, Statement of Executive Compensation, under National Instrument 51-102, Continuous Disclosure Obligations, of the Canadian Securities Administrators, as amended on September 18, 2008. None of the Named Executive Officers received any “share-based awards” or any non-equity long term incentive plan pay grants for fiscal 2010. The Company does not have any defined benefit or actuarial plans.

Name and Principal Position of Named Executive Officer	Financial Year Ending (1)	Salary ($)	Option-based awards ($) (2)	Non-equity incentive plan compensation – Annual Incentive Plans (3) ($)	All other compensation (4) ($)	Total compensation ($)

Richard Fifer (5) Chairman of the Board of Directors	2010	379,790	273,779 (6)	90,000	n/a	401,749

Joao Manuel President & Chief Executive Officer	2010	480,000 (7)	177,500 (7)	0	n/a	657,500 (7)

Julie van Baarsen (8) Chief Financial Officer	2010	149,000 (7)	46,050 (7)	0	9,000 (7)	204,050 (7)

(1)	Financial year ending 2010 covers the 12-months period June 1, 2009, to May 31, 2010.
(2)
This amount represents the fair value, on the date of grant, of awards made under the Company’s Stock Option Plan for the applicable financial year. See “Equity Compensation Plan Information”. The grant date fair value has been calculated using the Black Scholes model according to Section 3870 of the CICA Handbook since it is used consistently by comparable companies. The key assumptions and estimates used for the calculation of the grant date fair value under this model include the risk-free interest rate, expected stock price volatility, expected life and expected dividend yield.

(3)	Represents cash bonus awards paid on account of performance, health insurance, expatriate allowances, parking expenses, vehicles with drivers, and security, where applicable.
(4)	Amounts consist of retirement savings benefits and social security benefits, where applicable.
(5)	Served as the Company’s President and Chief Executive Officer from June 1, 2009, to September 15, 2009, and presently serves as the Executive Chairman of the Board of Directors.
(6)	Converted from Canadian dollars to United States dollars using an exchange rate of 1 CAD = 0.9558 USD.
(7)	Amounts shown are in Canadian dollars.
(8)	Served as our Director of Finance from July 2, 2009, to January 1, 2010, at which time she was appointed Chief Financial Officer.

INCENTIVE PLAN AWARDS

The Company employs two forms of incentive plans to award its employees for individual and Company performance, namely option-based awards and non-equity based awards, both of which are described in detail below. The Company does not have a share-based incentive plan or a pension plan.

OUTSTANDING OPTION-BASED AWARDS

The following table sets out for each Named Executive Officer the number and value of options outstanding as at May 31, 2010.

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (CAD$)	Option expiration date	Value of unexercised in-the-money options (CAD$) (1)

Richard Fifer Chairman of the Board of Directors	585,000 118,800 600,000 100,000 100,000 350,000	0.54 0.26 0.23 0.87 0.57 0.53	February 1, 2011 July 11, 2011 November 18, 2014 January 5, 2015 March 25, 2015 April 30, 2015	nil 19,602 117,000 nil nil nil

Joao Manuel President & Chief Executive Officer	300,000 400,000 50,000 50,000	0.52 0.23 0.87 0.57	December 1, 2013 November 18, 2014 January 5, 2015 March 25, 2015	nil 29,250 nil nil

Julie van Baarsen Chief Financial Officer	37,500 100,000	0.62 0.84	July 13, 2014 January 1, 2015	nil nil

(1)

Value of unexercised in-the-money options calculated using the closing market price of the Company’s common shares on the Toronto Stock Exchange on Friday, May 31, 2010, which was $0.425, less the exercise price of in-the-money stock options.

VALUE VESTED OR EARNED DURING THE YEAR

The following table sets out for each Named Executive Officer information concerning the value of incentive plan awards, including option-based and non-equity incentive plan compensation, vested or earned during the financial year ended May 31, 2010.

Name	Option-based awards – Value vested during the year ($) (1)	Non-equity incentive plan compensation – Value earned during the year ($) (2)

Richard Fifer Chairman of the Board of Directors	348,000	nil

Joao Manuel President & Chief Executive Officer	69,625	nil

Julie van Baarsen Chief Financial Officer	18,125	nil

(1)
Value vested during fiscal 2010 is the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. The dollar value is the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date. Amounts shown are in Canadian dollars.

(2)
Value vested during fiscal 2010 is the aggregate dollar value realized upon vesting of share-based awards. The dollar value is the number of shares or unites multiplied by the market value of the underlying shares on the vesting date.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out information concerning the number and price of securities to be issued to employees and others under the Stock Option Plan. The Stock Option Plan complies with the rules set forth for such plans by the TSX.

Plan Category	Number of Common Shares to be Issued upon Exercise of Options (as at May 31, 2010)	Weighted – Average Exercise Price of Outstanding Options (as at May 31, 2010) (CAD$)	Number of Common Shares Remaining Available for Future Issuance Under Stock Option Plan (excluding securities reflected in (a)) (as at May 31, 2010)

Equity Compensation Plans Approved by Securityholders	8,224,370	0.75	9,597
Equity Compensation Plans Not Approved by Securityholders	nil	nil	nil
Total	8,224,370	0.75	9,597

The Company’s Stock Option Plan

The Stock Option Plan is currently the only equity-based compensation arrangement pursuant to which securities may be issued from treasury of the Company. The major features of the Stock Option Plan can be summarized as follows:

  The Board of Directors (the “Board”), or a committee appointed for such purposes, may from time to time grant to directors, officers, eligible employees of, or consultants to, the Company or its subsidiaries, (collectively, the “Eligible Persons”) options to acquire Common Shares in such numbers, for such terms and at such exercise prices as may be determined by the Board or such committee. The purpose of the Stock Option Plan is to promote the profitability and growth of the Company or a subsidiary thereof by facilitating the efforts of the Company to obtain and retain key individuals. The Stock Option Plan provides an incentive for and encourages ownership of the Company’s shares by its key individuals so that they may increase their stake in the Company and benefit from increases in the value of the Company’s shares.

  The maximum number of Common Shares that may be reserved for issuance for all purposes under the Stock Option Plan shall not exceed a maximum of 10,700,000 shares or such additional amount as the Company’s shareholders may approve from time to time. This maximum number includes both Common Shares previously issued upon the exercise of options over the entire term of the Stock Option Plan since June 23, 1994, and Common Shares issuable under outstanding options under the Stock Option Plan, as amended. Any Common Shares subject to a share option which for any reason is cancelled or terminated without having been exercised will again be available for grant under the Stock Option Plan. The maximum number of Common Shares that may be reserved for issuance to insiders of the Company under the Stock Option Plan and under any other share compensation arrangement is limited to ten percent of the Common Shares outstanding at the time of grant (on a non-diluted basis).

  The Board has the authority under the Stock Option Plan to establish the option price at the time each share option is granted. The option price may not be lower than the “market price”, as defined in the TSX Company Manual, being the volume weighted average trading price on the TSX for the Shares for the five trading days immediately preceding the date on which the Option is granted.

Options granted under the Stock Option Plan must be exercised no later than ten years after the date of grant or as otherwise determined by the Board, and options are not transferable other than by will or the laws of descent and distribution. Typically, if an optionee ceases to be an Eligible Person for any reason whatsoever other than death, each option held by such optionee will cease to be exercisable 30 days following the termination date (being the date on which such optionee ceases to be an Eligible Person). If an optionee dies, the legal representative of the optionee may exercise the optionee's options within one year after the date of the optionee's death but only up to and including the original option expiry date.

In the event of a bona fide takeover offer, optionees may take advantage of a cashless exercise provision, whereby any optionee may surrender his or her options to the Company, and receive a payment equal to the difference between the option price and the offer price under the take-over bid. In the event that the consideration under take-over bid is in the form of securities, the value of each option shall be calculated according to the following formula:

A x (X-Y),

X
Where
A	is the number of Options tendered to the Offer;
X	is the Offer price per Share;
Y	is the exercise price of the subject Options;

There were no options held by the Named Executive Officers that were re-priced downward during the most recently completed financial year of the Company. The Company provides no financial assistance to facilitate the purchase of Common Shares to directors, officers or employees who hold options granted under the Stock Option Plan.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Except for those disclosed below, there are no compensatory plans or arrangements in place, including payments to be received from the Company or its subsidiaries, with respect to any of the Named Executive Officers, which would result from the resignation, retirement or any other termination of employment of such person’s employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the Named Executive Officer’s responsibilities following a change in control.

Julie van Baarsen has a written employment agreement with the Company that sets out her rights in the event of termination without cause. The agreement entitles Ms. van Baarsen to a separation payment equal to her annual compensation if dismissed from her position without Cause as defined therein. In her agreement, Cause is defined as one of the following:

(a)
the inability of the Named Executive Officer to perform his duties due to a legal impediment such as an injunction, restraining order or other judicial judgment, decree or order entered against the Named Executive Officer;

(b)	a breach by the Named Executive Officer of a material provision of this Agreement;
(c)	the failure of the Named Executive Officer to follow the Company's reasonable instructions with respect to the performance of his duties;
(d)	any material breach by the Named Executive Officer of his obligations under any code of ethics, any other code of business conduct or any lawful policies or procedures of the Company;
(e)	excessive absenteeism, flagrant neglect of duties or serious misconduct; or
(f)	any act or omission of the Named Executive Officer that would in law permit an employer to, without notice or payment in lieu of notice, terminate the employment of an employee.

All of the Named Executive Officers have written agreements with the Company that set out their rights in the event of termination following a “change of control” of the Company. In the event of termination, either by the Named Executive Officer or the Company, of the Named Executive Officer’s engagement by the Company following a “change of control” as defined therein, the Company shall pay to the Named Executive Officer, an amount equal to three times the annual compensation being paid to the Named Executive Officer as the time of the change of control. A “change of control” shall be deemed to have occurred when:

(a)	a person becomes a “control person” (as that term is defined in the Securities Act, (British Columbia)) of the Company; or
(b)	a majority of the directors elected at any annual or special general meeting of shareholders of the Company are not individuals nominated by the Company’s then- incumbent board of directors; or
(c)	any person or group of persons acquires the ability, directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of the Company through:
	(i)	the legal or beneficial ownership of voting securities;
	(ii)	the right to appoint managers, directors or corporate management;
	(iii)	contract;
	(iv)	operating agreement;
	(iv)	voting trust;
or otherwise.

If a Change of Control, as defined in the Company’s Stock Option Plan, occurs, all shares subject to each outstanding option will become vested, whereupon such option may be exercised in whole or in part by the option holder.

ESTIMATED INCREMENTAL PAYMENTS UPON INVOLUNTARY TERMINATION WITHOUT CAUSE AT MAY 31, 2010

The following table sets forth the estimated incremental payments that would have been required to have been made to each Named Executive Officer had such individual been terminated without just cause on May 31, 2010.

Name	Separation Pay ($) (1)	Bonus Payment ($)	Value of Options ($) (1) (2)	Payment in lieu of Benefits	Total ($) (1)

Richard Fifer Chairman of the Board of Directors	nil	nil	136,602	nil	136,602

Joao Manuel President & Chief Executive Officer	nil	nil	29,250	nil	29,250

Julie van Baarsen Chief Financial Officer	$180,000	nil	nil	nil	$180,000

(1)	Amount shown is in Canadian dollars.
(2)
Vesting of options ceases once an individual ceases to be an Eligible Person (as defined in the Stock Option Plan). However, vested options remain exercisable for a period normally no longer than 30 days after an individual ceases to be an Eligible Person. Value of options calculated using the closing market price of the Company’s common shares on the Toronto Stock Exchange on Friday, May 31, 2010, which was $0.425, less the exercise price of in-the-money stock options.

ESTIMATED INCREMENTAL PAYMENTS UPON CHANGE OF CONTROL AT MAY 31, 2010

The following table sets forth the estimated incremental payments that would have been required to have been made to each Named Executive Officer if such individual would have been entitled to terminate his employment in the event of a change of control on May 31, 2010.

Name	Separation Pay ($)	Bonus Payment	Value of Options (1) ($)	Payment in lieu of Benefits	Total ($)

Richard Fifer Chairman of the Board of Directors	1,152,000	nil	130,564 (2)	nil	1,282,564

Joao Manuel President & Chief Executive Officer	1,440,000 (3)	nil	78,000 (3)	nil	1,518,000 (3)

Julie van Baarsen Chief Financial Officer	540,000 (3)	nil	nil	nil	540,000 (3)

(1)	All options vest immediately following a change of control (as defined in the Stock Option Plan) of the issued and outstanding securities of the Company. Value of options calculated using the closing market price of our common shares on the Toronto Stock Exchange on Friday, May 31, 2010, which was $0.425, less the exercise price of in-the-money stock options.

(2)	Converted from Canadian dollars to United States dollars using an exchange rate of 1 CAD = 0.9558 USD
(3)	Amount shown is in Canadian dollars.

COMPENSATION OF DIRECTORS

The Company compensates its non-employee directors for serving on the Company’s Board. Given the importance of attracting and retaining desirable board candidates, the Board approved the current compensation arrangement for directors upon the recommendation of the Compensation Committee. In making this recommendation, the Compensation Committee considered directors’ compensation offered by similar companies, its directors’ time commitments and the risks and responsibilities that the directors of the Company assume in keeping with the roles of the Board and the standing committees.

During the financial year ended May 31, 2010, the directors of the Company who were not officers or employees of the Company were paid an annual retainer of $24,000. The attendance fee for Board meetings was $1,000 and the attendance fee for committee meetings was $800.

Directors are eligible to participate in the Company’s Stock Option Plan and each received stock options in fiscal 2010 Directors are entitled to be reimbursed for expenses incurred by them in their capacity as directors; these amounts are not treated as compensation by the Company.

DIRECTOR COMPENSATION TABLE

The following table sets out the compensation paid or payable to the directors of the Company for the financial year ended May 31, 2010.

Name (1)	Fees earned ($)	Option-based Awards ($) (2)	All other compensation ($)	Total ($)

Raul Ferrer (3) Director	14,667	169,655	nil	184,322

David Kaplan (3) Director	23,067	169,655	nil	192,722

David Levy (3) Director	21,467	169,655	nil	191,122

Daniel Small (3) (4) Director	20,667	169,655	nil	190,322

(1)
Although Richard Fifer served as a director, he is also a Named Executive Officer and, as such, his compensation has been disclosed previously in this Circular and, therefore, is not included in the above table.

(2)
This amount represents the fair value, on the date of grant, of awards made under the Company’s Stock Option Plan for the applicable financial year. The grant date fair value has been calculated using the Black Scholes model according to Section 3870 of the CICA

(3)
Handbook since it is used consistently by comparable companies. The key assumptions and estimates used for the calculation of the grant date fair value under this model include the risk-free interest rate, expected stock price volatility, expected life and expected dividend yield. Option fair values were calculated in CAD$ and converted to USD$ using an exchange rate of 1 CAD = 0.9558 USD.

(4)	Became a director on November 6, 2009.
(5)	Resigned directorship on August 16, 2010.

OUTSTANDING OPTION-BASED AWARDS

To encourage directors to align their interests with shareholders, directors are, from time to time, granted incentive stock options pursuant to the Stock Option Plan. The following table sets out for each director all option-based awards outstanding as at May 31, 2010.

Name (1) (2)	Number of securities underlying unexercisd options (#)	Option exercise price (CAD$)	Option expiration date	Value of vested and unexercised in-the-money options (CAD$) (3)

Raul Ferrer Director	400,000 50,000 50,000	0.23 0.87 0.57	November 18, 2014 January 5, 2015 March 25, 2015	29,250 nil nil

David Kaplan Director	400,000 50,000 50,000	0.23 0.87 0.57	November 18, 2014 January 5, 2015 March 25, 2015	29,250 nil nil

David Levy Director	400,000 50,000 50,000	0.23 0.87 0.57	November 18, 2014 January 5, 2015 March 25, 2015	29,250 nil nil

Daniel Small (4) Director	400,000 50,000 50,000	0.23 0.87 0.57	November 18, 2014 January 5, 2015 March 25, 2015	29,250 nil nil

(1)	Although Richard Fifer served as a director, he is also a Named Executive Officer and, as such, his outstanding option-based award details have been disclosed previously in this Circular and, therefore, are not included in the above table.
(2)	Became a director on November 6, 2009.
(3)	Value of vested and unexercised in-the-money options calculated using the closing market price of our common shares on the Toronto Stock Exchange on Friday, May 31, 2010, which was $0.425, less the exercise price of in-the-money stock options.
(4)	Resigned from directorship on August 16, 2010.

VALUE VESTED OR EARNED DURING THE YEAR

The following table sets out for each director information concerning the value of incentive plan awards, including option-based and non-equity incentive plan compensation, vested or earned during the financial year ended May 31, 2010.

Name	Option-based awards – Value vested during the year ($) (1)	Non-equity incentive plan compensation – Value earned during the year ($) (2)

Raul Ferrer Director	55,750	nil

David Kaplan Director	55,750	nil

David Levy Director	55,750	nil

(1)

Value vested during fiscal 2010 is the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. The dollar value is the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date. Amounts shown are in Canadian dollars.

(2)

Value vested during fiscal 2010 is the aggregate dollar value realized upon vesting of share-based awards. The dollar value is the number of shares or unites multiplied by the market value of the underlying shares on the vesting date.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

This statement of corporate governance practices is made with reference to National Policy 58-201, Corporate Governance Guidelines (the “Policy”), effective June 30, 2005, and National Instrument 58-101, Disclosure of Corporate Governance Practices, as adopted by the Canadian Securities Administrators, and effective March 17, 2008.

Major securities regulatory changes in the United States affecting the Company have come into effect over the last several years. Many of these changes arise from the Sarbanes-Oxley Act and subsequent rules and regulations issued by the United States Securities and Exchange Commission. The Corporate Governance Committee has monitored the various changes and proposed changes in the regulatory environment and, where applicable, amended its governance practices to align with these changes that are currently in effect.

The Board of Directors
Effective June 1, 2009, the Company’s Board of Directors (the “Board”) consisted of Gaston Araya, Robert Baxter, John Cook, Richard Fifer and John Resing. On November 5, 2009, Gaston Araya, Robert Baxter, John Cook and John Resing resigned from the Board and were succeeded on November 6, 2009, by Raul Ferrer, David Kaplan, David Levy and Daniel Small. On August 16, 2010, Daniel Small submitted his resignation as required pursuant to the Company’s Forward Gold Purchase Agreement with Deutsche Bank AG. Thus, the Board currently consists of four directors, of which a majority are considered “independent” in the context of the Policy. Richard Fifer is the sole director not considered to be “independent” by virtue of the fact that he serves as an executive officer of the Company as Chairman of the Board of Directors. None of the current directors of the Company are presently directors of other issuers that are reporting issuers (or the equivalent) in any jurisdiction including foreign jurisdictions.

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, during the course of a directors’ meeting, if a matter is more effectively discussed without the presence of members of management, the independent directors ask members of management to leave the meeting, and the independent directors continue the meeting in camera. Because the chair of the Board, Mr. Fifer, is not considered to be an independent director, individual directors may engage independent advisors at the expense of the Company in order to ensure that the required leadership is provided for the Board’s independent directors.

Board Mandate
The Board is responsible for supervising the management of the business and affairs of the Company. The Board has delegated the power to manage the everyday business and affairs of the Company to the officers of the Company. The Board has an oversight role and is not expected to perform or duplicate the tasks of the Chief Executive Officer, President or other members of management.

The Board’s principal responsibilities are to supervise and evaluate management, to oversee the conduct of the Company’s business, to set policies appropriate for the business of the Company and to approve corporate strategies and goals. The Board is to carry out its mandate in a manner consistent with the fundamental objective of enhancing shareholder value. In discharging its stewardship over the Company, the Board undertakes the following specific duties and responsibilities: (i) satisfying itself as to the integrity of the Chief Executive Officer and other executive officers and as to a culture of integrity throughout the Company; (ii) approving, supervising and providing guidance to management on the Company’s strategic planning process; (iii) identifying the principal risks of the Company’s business and ensuring management’s implementation and assessment of appropriate risk management systems; (iv) ensuring that the Company has highly qualified management and adequate and effective succession plans for senior management; (v) overseeing the Company’s communications policy with its shareholders and with the public generally; (vi) assessing directly and through its Audit Committee, the integrity of the Company’s internal control and management information systems; and (vii) providing for the independent functioning of the Board. To assist the Board in its responsibilities, the Board has established three standing committees: the Audit Committee, the Compensation Committee, and the Corporate Governance Committee.

Position Descriptions
The Board of directors has not developed written position descriptions for the chairman of the board, the chair of any board committee, nor for the Chief Executive Officer or the President. The Board is of the view that given the size of the Company, the relatively frequent discussions between Board members and the President, and the experience of the individual members of the Board, the responsibilities of such individuals are known and understood without position descriptions being reduced to writing. The Board will evaluate this position from time to time, and if written position descriptions appear to be justified, they will be prepared.

Orientation and Continuing Education
The Board does not have a formal policy relating to the orientation of new directors and continuing education for directors. However, the Board encourages directors and senior management to participate in appropriate professional and personal development activities, courses and programs, and supports management’s commitment to the training and development of all permanent employees. Management periodically arranges for site visits to the Company’s various facilities and properties to better familiarize members of the Board with the Company’s business and operations.

The appointment of a new director is addressed on its merits on a case-by-case basis. The Company has a relatively restricted scope of operations and information and materials regarding the nature and operations of the Company’s business are made available to all new directors. In addition, the Board will provide any further continuing education opportunities for all directors, where required, so that individual directors may maintain or enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the Company’s business remains current.

The practice of the Company is to initially appoint prospective directors to the Advisory board; this allows both the individual and the Company to evaluate the other. The Board, with the assistance of counsel, keeps itself apprised of changes in the duties and responsibilities of directors and deals with material changes of those duties and responsibilities as and when the circumstances warrant. The Board will evaluate these positions, and if changes appear to be justified, formal policies will be developed and followed.

Ethical Business Conduct
The Company is committed to conducting its business in compliance with the law and the highest ethical standards. Accordingly, the Company has adopted a written Code of Business Ethics and Conduct (the “Code”) applicable to directors, officers and all employees of the Company. Directors, officers or employees who have concerns or questions about violations of laws, rules or regulations, or of the Code are required to report them to their immediate supervisor, department head, or directly to the Board of Directors. Following receipt of any complaints, the matter shall be investigated with the Board of Directors having primary and ultimate authority and responsibility for monitoring compliance with and enforcing the Code. As the Company has a limited scope of operations and a small management group, the Board is able to monitor the activities of management and, through management, the activities of employees, by virtue of frequent directors’ meetings, correspondence, and through receipt of oral progress reports from management.

All directors, officers and employees are required to understand and adhere to the Code, which is provided in both English and Spanish, and the Company encourages all personnel to promptly report any suspected violation of the Code to the Board of Directors. The Company does not tolerate any retaliation for reports or complaints regarding suspected violations of the Code that were made in good faith.

All directors, officers and employees have an obligation to act in the best interest of the Company. Any situation that presents an actual or potential conflict between a director, officer or employee’s personal interests and the interests of the Company are to be immediately reported.

The Code is available on the Company’s website and has been filed on and is accessible through SEDAR on the Company’s profile at www.sedar.com.

The Audit Committee has also established a policy for complaints regarding accounting, internal accounting Controls or auditing Matters (the “Whistleblower Policy”), to encourage employees, officers and directors to raise concerns regarding accounting, internal controls or auditing matters, on a confidential basis free from discrimination, retaliation or harassment. Reports may be made via a Whistle-Blower hotline controlled by an independent third party. A copy of the Whistleblower Policy is also available on the Company’s website and has been filed on and is accessible through SEDAR on the Company’s profile at www.sedar.com.

Board Committees
The Board has established three committees: the Audit Committee, the Compensation Committee and the Corporate Governance Committee.

The Audit Committee
The Audit Committee is composed of three directors. The members of the Audit Committee currently consist of Raul Ferrer, David Kaplan and David Levy, all of whom are independent and financially literate for the purposes of National Instrument 52-110, Audit Committees. All three are considered by the Company to have financial expertise. Mr. Ferrer is a former financial advisor and financial consultant and holds a business degree in Marketing from the University of New Orleans and an MBA from the Latin American University of Science and Technology. Mr. Kaplan is an economics graduate of the Wharton School of the University of Pennsylvania and Mr. Levy graduated with honours from Sy Syms School of Business of Yeshiva University.

The Audit Committee oversees the accounting and financial reporting processes of the Company and its subsidiaries and all audits and external reviews of the financial statements of the Company, on behalf of the Board, and has general responsibility for oversight of internal controls, and accounting and auditing activities of the Company and its subsidiaries. All auditing services and non-audit services to be provided to the Company by the Company’s auditors are pre-approved by the Audit Committee. The Committee reviews, on a continuous basis, any reports prepared by the Company’s external auditors relating to the Company’s accounting policies and procedures, as well as internal control procedures and systems. The Committee is also responsible for examining all financial information, including annual and quarterly financial statements, prepared for securities commissions and similar regulatory bodies prior to filing or delivery of the same. The Audit Committee also oversees the annual audit process, the quarterly review engagements, the Company’s internal accounting controls, the Company’s Code and Whistleblower Policy, any complaints and concerns regarding accounting, internal control or audit matters and the resolution of issues identified by the Company’s external auditors. The Audit Committee recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders. The Audit Committee meets a minimum of four times a year.

The Compensation Committee
The Company has a Compensation Committee consisting of Raul Ferrer, Richard Fifer and David Kaplan, of whom two are independent directors. The roles and responsibilities of the Compensation Committee are discussed earlier in this Circular. See “Compensation Discussion and Analysis”.

The Corporate Governance Committee
The Corporate Governance Committee (the “CGC”) consists of three directors, Raul Ferrer, Richard Fifer and David Kaplan, of whom two are independent directors. The CGC is responsible for developing and monitoring the Company’s approach to corporate governance issues. The CGC also oversees the effective functioning of the Board, oversees the relationship between the Board and management, ensures that the Board can function independently of management at such times as are desirable or necessary, identifies individuals qualified to become new Board members and recommends to the Board the director nominees at each annual meeting of shareholders and, with the assistance of the Board and where necessary, develops an orientation and education program for new recruits to the Board. In identifying possible nominees to the Board, the CGN Committee considers the competencies and skills necessary for the Board as a whole, the skills of existing directors and the competencies and skills each new nominee will bring to the Board, as well as whether or not each nominee will devote sufficient time and resources to the Board. The CGC also annually reviews and makes recommendations to the Board with respect to: (i) the size and composition of the Board; (ii) the appropriateness of the committees of the Board; and (iii) the effectiveness and contribution of the Board, its committees and individual directors, having reference to their respective mandates, charters and position descriptions and (iv) reviews and recommends to the Board amendments to the Company’s Board policies and guidelines.

Assessments
The Board has no formal process for the assessment of the effectiveness and contribution of each individual director. Each director is aware of his fiduciary obligation and with what is required of him. Frequency of attendance at Board and committee meetings and the quality of participation in such meetings are two of the criteria by which the performance of a director will be assessed.

Attendance Record
Below is the attendance record of each director for all Board and Committee meetings held during the 2010 fiscal year. The current composition of each committee is discussed under the heading “Statement of Corporate Governance – Board Committees”.

			Board Committees
Directors	Board 22 meetings (1)		Audit 3 meetings (2)		Compensation 2 meetings (3)
	No.	%	No.	%	No.	%

Raul Ferrer	1 of 7	14	0 of 2	0	1 of 1	100

Richard Fifer	20 of 22	91	n/a	n/a	2 of 2	100

David Kaplan	7 of 7	100	2 of 2	100	1 of 1	100

David Levy	7 of 7	100	2 of 2	100	n/a	n/a

(1)	Fifteen board meetings occurred prior to Messrs. Ferrer, Kaplan and Levy becoming board members.
(2)	One Audit Committee occurred prior to Messrs. Ferrer, Kaplan and Levy joining the Company’s Audit Committee.
(2)	One Compensation Committee occurred prior to Messrs. Ferrer and Kaplan joining the Company’s Compensation Committee.

Shareholders, employees or other interested parties may communicate directly with the Chairman of the Board and other directors by writing c/o Petaquilla Minerals Ltd., 475 West Georgia Street, Suite 410, Vancouver, British Columbia Canada V6B 4M9.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Circular, no director, executive officer or employee or former director, executive officer or employee of the Company or any of its subsidiaries is indebted to the Company, or any of its subsidiaries, nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company, or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the Company’s most recently completed financial year, no informed person of the Company, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. An “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying ten percent (10%) or more of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its Common Shares.

One of our current directors, David Levy, who is also a nominee for the Board of Directors, holds a position with Platinum Management (NY) LLC (“Platinum”), an investment advisory firm to more than 2/3 of the Company’s Note holders and Convertible Note holders (collectively, the Note Holders). Platinum’s clients as Note Holders and, therefore, creditors of the Company, and the interests of Platinum as the investment advisor to the Note Holders, may diverge in certain circumstances with those of the Company’s shareholders.

For information regarding the Company’s Notes and Convertible Notes, please refer to notes 14 and 15 contained in the Company’s audited consolidated financial statements for the twelve months period ended May 31, 2010, available on the SEDAR website under the Company’s profile at www.sedar.com and on the Company’s website at www.petaquilla.com. Copies of the Company’s consolidated financial statements for the fiscal year ended May 31, 2010, may be obtained free of charge from the Company.

To the extent that Platinum, as investment advisor to more than 2/3 of the Company’s Note Holders, is related to the Company, Mr. Levy may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation, which could result in competitive harm to the Company. In the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with the laws of the Province of British Columbia, our directors are required to act honestly, in good faith and in the Company’s best interests.

On November 6, 2009, the Company negotiated a $5,000,000 bridge loan that matures in 120 days with Platinum Partners Value Arbitrage Fund LP and Centurion Credit Mining LLC, two of the Company’s Note Holders. The Company paid $500,000 on maturity as a restructuring fee.

During the 12-month period ending May 31, 2010, with respect to related party transactions, the Company (a) paid consulting fees of $120,685 to a company controlled by a director; (b) paid fees of $489,908 to a company controlled by the Company’s Chairman, (c) paid wages of $62,795 to a company controlled by a former officer, (d) paid for goods and services of $166,134 to companies controlled by the Company’s Chairman, (e) paid for services of $1,203,967 to a company related to an officer of a subsidiary company, (f) paid debt issuance costs of $500,000 for a senior secured note bridge financing of $4,789,206 (in prior years this company was not a related party), (g) paid legal fees of $273,178 to a law firm controlled by a former officer and a law firm controlled by a former director; and (h) of the total mark-to-market losses on senior secured notes and convertible senior secured notes, $8,875,394 was attributable to senior secured notes and convertible senior secured notes held by companies related to a current director and a former director.

At May 31, 2010, excluding related party senior secured notes and related party convertible senior secured notes, $981,511 was owed to related parties.

No other director was compensated either directly or indirectly by the Company and its subsidiaries during the most recently completed financial year for services as consultants or experts.

MANAGEMENT CONTRACTS

Management functions of the Company are substantially performed by directors or executive officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the SEDAR website under the Company’s profile at www.sedar.com. Financial information related to the Company is contained in the Company’s financial statements and related management’s discussion and analysis.

Copies of the Company’s 2010 Annual Information Form on Form 20-F containing the Company’s consolidated financial statements for its year ended May 31, 2010, may be obtained free of charge by writing to the Company at 475 West Georgia Street, Suite 410, Vancouver, British Columbia Canada V6B 4M9, or may be accessed under the Company’s profile on the SEDAR website at www.sedar.com. The Company’s consolidated financial statements can also be obtained from the Company’s website at www.petaquilla.com.

BOARD APPROVAL

The contents of this Circular and the sending thereof have been approved in by the directors of the Company as of the 18th day of October, 2010.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

BY ORDER OF THE BOARD
Petaquilla Minerals Ltd.
“Richard Fifer”
Richard Fifer
Director and Chairman of the Board

SCHEDULE “A” – SHAREHOLDER RIGHTS PLAN AGREEMENT

SHAREHOLDER RIGHTS PLAN AGREEMENT

PETAQUILLA MINERALS LTD.

(the "Corporation")

AND

COMPUTERSHARE INVESTOR SERVICES INC.

(the "Rights Agent")

October 18, 2010

ARTICLE 4	THE RIGHTS AGENT	30

4.1	General	30
4.2	Merger or Amalgamation or Change of Name of Rights Agent	30
4.3	Duties of Rights Agent	31
4.4	Change of Rights Agent	32

ARTICLE 5	MISCELLANEOUS	33

5.1	Redemption and Waiver	33
5.2	Expiration	34
5.3	Issue of New Rights Certificates	34
5.4	Supplements and Amendments	34
5.5	Fractional Rights and Fractional Voting Shares	36
5.6	Rights of Action	36
5.7	Regulatory Approvals	36
5.8	Declaration as to Non-Canadian Holders	36
5.9	Notices	37
5.10	Costs of Enforcement	38
5.11	Successors	38
5.12	Benefits of this Agreement	38
5.13	Governing Law	38
5.14	Severability	38
5.15	Effective Date	38
5.16	Confirmation	38
5.17	Determination and Actions by the Board of Directors	39
5.18	Counterparts	39

SCHEDULE A – FORM OF RIGHTS CERTIFICATE

SHAREHOLDER RIGHTS PLAN AGREEMENT

THIS SHAREHOLDER RIGHTS PLAN AGREEMENT dated for reference October 18, 2010,

BETWEEN:

PETAQUILLA MINERALS LTD., a corporation incorporated under the laws of the Province of British Columbia and having its head office at #410 – 475 West Georgia Street, Vancouver, BC  V6B 4M9

(the "Corporation")

OF THE FIRST PART

AND:

COMPUTERSHARE INVESTOR SERVICES INC., a company under the laws of Canada and having an office at 2nd Floor, 510 Burrard Street, Vancouver, BC, V6C 3B9

(the "Rights Agent")

OF THE SECOND PART

WHEREAS:

A.                    The Board of Directors of the Corporation has determined that it is in the best interests of the Corporation to adopt a shareholder rights plan to ensure, to the extent possible, that all shareholders of the Corporation are treated fairly in connection with any take-over bid for the Corporation.

B.                     In order to implement the adoption of a shareholder rights plan as established by this Agreement the Board of Directors of the Corporation has:

(1)        authorized the issuance, effective at 12:01 a.m. (Vancouver time) on the Effective Date, of one Right in respect of each Common Share outstanding as of 12:01 a.m. (Vancouver time) on the Effective Date (the "Record Time"); and

(2)        authorized the issue of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time.

C.                     Each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth in this Agreement.

D.                    The Corporation wishes to appoint the Rights Agent to act on behalf of the Corporation and the holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to in this Agreement.

E.                     The Board of Directors of the Corporation proposes that this Agreement be in place for a period of six years.

NOW THEREFORE, in consideration of the premises and respective agreements set forth herein, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1       Definitions

In this Agreement, the following words and terms will, unless the context otherwise requires, have the following meanings:

           (a)         "Acquiring Person" means any Person who is or becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares, provided that the term "Acquiring Person" will not include:

                        (i)         the Corporation or any Subsidiary of the Corporation;

(ii)        any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of:

(A)              a Voting Share Reduction;

(B)              Permitted Bid Acquisitions;

(C)              an Exempt Acquisition; or

(D)              a Pro Rata Acquisition,

provided that if a Person becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares by reason of one or any combination of a Voting Share Reduction, Permitted Bid Acquisitions, an Exempt Acquisition or a Pro Rata Acquisition and thereafter such Person becomes the Beneficial Owner of any additional Voting Shares (other than pursuant to a Voting Share Reduction, Permitted Bid Acquisitions, an Exempt Acquisition or a Pro Rata Acquisition), then as of the date that such Person becomes the Beneficial Owner of such additional Voting Shares, such Person will become an "Acquiring Person";

(iii)             for a period of ten days after the Disqualification Date (as defined below), any person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Section 1.1 (f)(viii) solely because such Person or the Beneficial Owner of such Voting Shares has participated in, proposes or intends to make or is participating in a Take-Over Bid or any plan or proposal relating thereto or resulting therefrom, either alone or by acting jointly or in concert with any other Person. For the purposes of this definition, "Disqualification Date" means the first date of public announcement of facts indicating that any Person has participated in, has made, proposes or intends to make or is participating in a Take-Over Bid or any plans or proposals relating thereto or resulting therefrom, including, without limitation, a report filed pursuant to Section 111 of the Securities Act (British Columbia), Section 101 of the Securities Act (Ontario), Section 147.11 of the Securities Act (Quebec) or Section 176 of the Securities Act (Alberta);

(iv)             an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares in connection with a bona fide distribution to the public of securities pursuant to an underwriting agreement with the Corporation; or

(v)               a Grandfathered Person, provided that this exception will not be, and will cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person, after the Record Time, becomes the Beneficial Owner of any additional Voting Shares that increases its Beneficial Ownership of Voting Shares by more than 1% of the number of Voting Shares outstanding from time to time, other than through a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or through the exercise of existing rights to acquire additional Voting Shares from the Corporation where such rights were owned by the Grandfathered Person at the Record Time.

(b)               "Affiliate" means, when used to indicate a relationship with a specified Person, a Person that, directly, or indirectly through one or more intermediaries or otherwise, controls, or is controlled by, or is under common control with, such specified Person.

(c)                “Agreement" means this shareholder rights plan agreement dated for reference October 18, 2010, between the Corporation and the Rights Agent, as amended, modified or supplemented from time to time.

(d)               “Annual Cash Dividend" means cash dividends paid at regular intervals in any financial year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i)                 200% of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding financial year;

(ii)               300% of the arithmetic average of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its three immediately preceding financial years; and

(iii)             100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding financial year.

(e)        "Associate" means, when used to indicate a relationship with a specified Person:

            (i)         a corporation of which that Person owns, at law or in equity, shares or securities currently convertible into shares carrying more than 10% of the Voting Rights exercisable with respect to the election of directors under all circumstances or by reason of the occurrence of an event that has occurred and is continuing, or a currently exercisable option or right to purchase such shares or such convertible securities and with whom that Person is acting jointly or in concert;

            (ii)        a partner of that Person acting on behalf of the partnership of which they are partners;

            (iii)       a trust or estate in which that Person has a beneficial interest and with whom that Person is acting jointly or in concert or in which that Person has a beneficial interest of 50% or more or in respect of which that Person serves as a trustee or in a similar capacity provided, however, that a Person shall not be an associate of a trust by reason only of the fact that such Person serves as a trustee or any similar capacity in relation to such trust if such Person is duly licensed to carry on the business of a trust company under the laws of Canada or any province thereof or if the ordinary business of such Person includes the management of investment funds for unaffiliated investors and such Person acts as trustee or in a similar capacity in relation to such trust in the ordinary course of such business; and

(iv)       a spouse of that Person, any person of the same or opposite sex with whom that person is living in a conjugal relationship outside marriage, a child of that Person or a relative of that Person if that relative has the same residence as that Person.

(f)        “Beneficial Owner": a Person shall be deemed the "Beneficial Owner", and to have "Beneficial Ownership" of, and to "Beneficially Own":

            (i)         any securities as to which such Person or any of such Person's Affiliates is the direct or indirect owner at law or in equity and for the purposes of this Clause 1.1 (f)(i), but without limiting the generality of the foregoing, a Person shall be deemed to be an owner at law or in equity of all securities:

                                    (A)       owned by a partnership of which the Person is a partner;

(B)       owned by a trust in which the Person has a beneficial interest and which is acting jointly or in concert with that Person or in which the Person has a beneficial interest of 50% or more;

                                    (C)       owned jointly or in common with others; and

(D)       of which the Person may be deemed to be the beneficial owner (whether or not of record) pursuant to the provisions of the Corporations Act, or the Securities Act (British Columbia), the Securities Act (Ontario), the Securities Act (Quebec), the Securities Act (Alberta), or pursuant to Rule 13d-3 or 13d-5 under the Exchange Act of 1934 (or pursuant to any comparable or successor laws, regulations or rules enacted in relation to the provisions of the Corporations Act, the Securities Act (British Columbia), the Securities Act (Ontario), the Securities Act (Quebec), the Securities Act (Alberta) or pursuant to Rule 13d-3 or 13d-5 as in effect on the date of this Agreement);

(ii)        any securities as to which such Person or any of such Person's Affiliates or Associates has, directly or indirectly:

(A)              the right to acquire (whether such right is exercisable immediately or after the lapse or passage of time and whether or not on condition or the happening of any contingency or otherwise) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than (x) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a bona fide public offering of securities; (y) pledges of securities in the ordinary course of business that meet all the conditions specified in Rule 1 3d-3(d)(3) under the Exchange Act of 1934 (except for the condition in Rule 13d-3(d)(3)(ii)); and (z) pledge agreements with a registered securities dealer relating to the extension of credit for purchases of securities on margin in the ordinary course of the dealer's business), or upon the exercise of any conversion right, exchange right, share purchase right (other than the Rights), warrant or option, or otherwise; or

(B)              the right to vote such securities (whether such right is exercisable immediately or after the lapse or passage of time and whether or not on condition or the happening of any contingency or otherwise) pursuant to any agreement, arrangement, pledge (other than (x) pledges of securities in the ordinary course of business that meet all the conditions specified in Rule 13d-3(d)(3) under the Exchange Act of 1934 (except for the condition in Rule 1 3d-3(d)(3)(ii)); and (y) pledge agreements with a registered securities dealer relating to the extension of credit for purchases of securities on margin in the ordinary course of the dealer's business) or understanding (whether or not in writing) or otherwise;

(iii)       any securities which are Beneficially Owned within the meaning of Clauses 1.1 (f)(i) or (ii) by any other Person with which such Person or any of such Person's Affiliates or Associates has any agreement, arrangement or understanding, whether or not in writing (other than (x) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a bona fide public offering of securities, (y) pledges of securities in the ordinary course of business that meet all the conditions specified in Rule 1 3d-3(d)(3) under the Exchange Act of 1934 (except for the condition in Rule 1 3d-3 (d)(3)(ii)) and (z) pledge agreements with a registered securities dealer relating to the extension of credit for purchases of securities on margin in the ordinary course of the dealer's business) with respect to or for the purpose of acting jointly or in concert in acquiring, holding, voting or disposing of any Voting Shares of any class; and

            (iv)       any securities which are directly or indirectly owned at law or in equity by an Associate of such Person;

provided, however, that a Person shall not be deemed the "Beneficial Owner" of, or to have "Beneficial Ownership" of, or to "Beneficially Own", any security:

(v)        where such security has been deposited or tendered pursuant to any Take-Over Bid made by such Person, made by any of such Person's Affiliates or Associates or made by any other Person referred to in Clause 1.1 (f)(iii), until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(vi)       where such Person, any of such Person's Affiliates or Associates or any other Person referred to in Clause 1.1 (f)(iii), has or shares the power to vote or direct the voting of such security pursuant to a revocable proxy given in response to a public proxy solicitation or where such Person has an agreement, arrangement or understanding with respect to a shareholder proposal or proposals or a matter or matters to come before a meeting of shareholders, including the election of directors;

(vii)      where such Person, any of such Person's Affiliates or Associates or any other Person referred to in Clause 1.1 (f)(iii), has or shares the power to vote or direct the voting of such security in connection with or in order to participate in a public proxy solicitation or where such Person has an agreement, arrangement or understanding with respect to a shareholder proposal or proposals or a matter or matters to come before a meeting of shareholders, including the election of directors;

(viii)     where such Person, any of such Person's Affiliates or Associates or any other Person referred to in Clause 1.1 (f)(iii), holds or exercises voting or dispositive power over such security provided that:

(A)       the ordinary business of any such Person (the "Investment Manager") includes the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and such voting or dispositive power over such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager's duties for the account of another Person (a "Client");

(B)       such Person (the "Trust Company") is licensed to carry on the business of a trust company under the laws of Canada or any province thereof and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an "Estate Account") or in relation to other accounts (each an "Other Account") and holds such voting or dispositive power over such security in the ordinary course of such duties for the estate of any such deceased or incompetent Person or for such other accounts;

(C)       such Person is established by statute for purposes that include, and a substantial portion of the ordinary business or activity of such Person (the "Statutory Body") is, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies; or

(D)       such Person (the "Administrator") is the administrator or trustee of one or more pension funds or plans registered under the laws of Canada or any Province thereof or the laws of the United States of America or any State thereof;

provided, in any of the above cases, that the Investment Manager, the Trust Company, the Statutory Body or the Administrator, as the case may be, is not then making or proposing to make a Take-Over Bid, other than an Offer to Acquire Voting Shares or other securities by means of a distribution by the Corporation or by means of ordinary market transactions (including prearranged trades) executed through the facilities of a stock exchange organized over-the-counter market, alone or by acting jointly or in concert with any other Person; or

(ix)       where such Person is a Client of the same Investment Manager as another Person on whose account the Investment Manager holds or exercises voting or dispositive power over such security, or by reason of such Person being an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds or exercises voting or dispositive power over such security.

(g)        “Board of Directors" means the board of directors from time to time of the Corporation or any duly constituted and empowered committee thereof.

(h)        “Business Day" means any day other than a Saturday, Sunday or a day on which banking institutions in Vancouver are authorized or obligated by law to close.

(i)         “Canadian Dollar Equivalent" means, for any amount which is expressed in United States dollars on any date, the Canadian dollar equivalent of such amount determined by reference to the U.S.-Canadian Exchange Rate on such date.

(j)         “Canadian-U.S. Exchange Rate" means, on any date, the inverse of the U.S.-Canadian Exchange Rate.

(k)        “Close of Business" means, on any given date, the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the principal transfer office in Vancouver, British Columbia of the transfer agent for the Common Shares of the Corporation (or, after the Separation Time, the office in Vancouver of the Rights Agent) closes to the public.

(l)         “Common Shares" means the common shares without par value in the capital of the Corporation as presently constituted, as such shares may be subdivided, consolidated, reclassified or otherwise changed from time to time.

(m)       “Corporations Act" means the Business Corporations Act (British Columbia) and the regulations thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

(n)        “Competing Permitted Bid" means a Take-Over Bid made while a Permitted Bid is in existence and that satisfies all of the provisions of a Permitted Bid except that the condition set forth in Section 1.1 (am)(ii) may provide that the Voting Shares that are the subject of the Take-Over Bid may be taken up or paid for on a date which is not earlier than the later of 35 days after the date of the Take-Over Bid or the earliest date on which Voting Shares may be taken up or paid for under any other Permitted Bid that is in existence for the Voting Shares.

(o)        ”Controlled": a corporation shall be deemed to be "controlled" by another Person or two or more Persons if:

(i)         securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or Persons; and

(ii)        the votes carried by such securities are entitled, if exercised, to elect a majority of the Board of Directors of such corporation.

(p)               “Co-Rights Agents" means a Co-Rights Agent appointed pursuant to Subsection 4.1(a).

(q)               “Corporation" means PETAQUILLA MINERALS LTD.

(r)                 “Disposition Date" has the meaning ascribed thereto in Subsection 5.1(h).

(s)                “Dividend Reinvestment Acquisition" shall mean an acquisition of Voting Shares pursuant to a Dividend Reinvestment Plan.

(t)                 “Dividend Reinvestment Plan" means a regular dividend reinvestment or other plan of the Corporation made available by the Corporation to holders of its securities where such plan permits the holder to direct that some or all of:

(i)                 dividends paid in respect of Common Shares;

(ii)               proceeds of redemption of shares of the Corporation;

(iii)             interest paid on evidence of indebtedness of the Corporation; or

(iv)             optional cash payments;

be applied to the purchase from the Corporation of Common Shares.

(u)        "Effective Date" means October 18, 2010.

(v)        “Election to Exercise" means an election to exercise Rights substantially in the form attached to the Rights Certificate.

(w)       “Exchange Act of 1934" means the Securities Exchange Act of 1934 (United States of America), as amended, and the rules and regulations thereunder, as now in effect or as the same may from time to time be amended, re-enacted or repealed.

(x)        “Exempt Acquisition" means a share acquisition in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Sections 5.1(a) or (h).

(y)        “Exercise Price" means, as of any date, the price at which a holder of a Right may purchase the securities issuable upon exercise of one whole Right which, until adjusted in accordance with the terms hereof, will be $30.

(z)        “Expansion Factor" shall have the meaning ascribed thereto in Section 2.3(a)(1).

(aa)      “Expiration Time" means 4:00 p.m. on that date which is the earlier of the date of termination of this Agreement pursuant to Section 5.16 or, if this Agreement is confirmed pursuant to Section 5.16, 4:00 p.m. on the sixth anniversary of the Effective Date.

(ab)      “Flip-in Event" means a transaction or event in or pursuant to which a Person becomes an Acquiring Person.

(ac)      “Grandfathered Person" means a Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares of the Corporation determined as at the Record Time.

(ad)      “Holder" shall have the meaning ascribed thereto in Section 2.8.

(ae)      "Independent Shareholders" means holders of outstanding Voting Shares, other than:

(i)                 any Acquiring Person;

(ii)               any Offeror;

(iii)             any Affiliate or Associate of any Acquiring Person or Offeror;

(iv)             any Person acting jointly or in concert with any Acquiring Person or Offeror, or with any Affiliate or Associate of any Acquiring Person or Offeror; and

(v)               any employee benefit plan, deferred profit-sharing plan, stock participation plan and any other similar plan or trust for the benefit of employees of the Corporation unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take-Over Bid.

(af)      "Market Price" per share of any securities on any date means the average daily Closing Price per Share of such securities on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any Trading Day not to be fully comparable with the closing price on such date (or, if such date is not a Trading Day, on the immediately preceding Trading Day), each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing price on such date or, if such date is not a Trading Day, on the immediately preceding Trading Day. The closing price per share ("Closing Price per Share") of any securities on any date shall be:

(i)                 the closing board lot sale price or, in case no sale takes place on such date, the average of the closing bid and asked prices per security, as reported by the principal Canadian stock exchange (as determined by the Board of Directors) on which such securities are listed and posted for trading;

(ii)               if for any reason none of such prices is available on such day or the securities are not listed or posted for trading on a Canadian stock exchange, the last sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of such securities as reported by the principal United Stated securities exchange (as determined by the Board of Directors) on which such securities are listed or remitted to trading;

(iii)             if for any reason none of such prices is available on such date or the securities are not listed or remitted to trading on a Canadian stock exchange or a United States securities exchange, the last sale price or, in case no sale takes place on such date, the average of the high bid and low ask prices for each of such securities in the over the counter market, as quoted by any reporting system then in use (as determined by the Board of Directors); or

(iv)             if for any reason none of such prices is available on such date or the securities are not listed or remitted to trading on a Canadian stock exchange or a United States securities exchange or quoted by any such reporting system, the average of the closing bid and ask prices as furnished by a professional marketmaker making a market in the securities selected by the Board of Directors;

provided, however, that if for any reason none of such prices is available on such day, the Closing Price per Share of such securities on such a date means the fair value per share of such securities on such date as determined by the Board of Directors, after consultation with a nationally recognized investment dealer or investment banker with respect to the fair value per share of such securities. The market price shall be expressed in Canadian dollars and, if initially determined in respect of any date following part of the 20 consecutive trading day period in question in United States dollars, such amount shall be translated into Canadian dollars at such date at the Canadian dollar equivalent thereof.

Notwithstanding the foregoing, where the Board of Directors is satisfied that the Market Price of securities as determined herein was affected by an anticipated or actual Take-Over Bid or by improper manipulation, the Board of Directors may, acting in good faith, determine the Market Price of securities, such determination to be based on a finding as to the price at which a holder of securities of that class could reasonably have expected to dispose of his securities immediately prior to the relevant date excluding any change in price reasonably attributable to the anticipated or actual Take-Over Bid or to the improper manipulation.

(ag)      "Nominee" has the meaning ascribed thereto in Subsection 2.2(c).

(ah)      "Offer to Acquire" includes:

(i)         an offer to purchase or a solicitation of an offer to sell Voting Shares; and

(ii)        an acceptance of an offer to sell Voting Shares, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

(ai)       "Offeror" means a Person who has announced an intention to make, or who has made, a Take-Over Bid.

(aj)       “Offeror's Securities" means the aggregate of all Voting Shares Beneficially Owned by the Offeror on the date of an Offer to Acquire.

(ak)      “Permitted Bid" means a Take-Over Bid made by an Offeror by way of a takeover bid circular which also complies with the following additional provisions:

(i)                 the Take-Over Bid is made for all outstanding Voting Shares and to all holders of Voting Shares as registered on the books of the Corporation, other than the Offeror. The Take-Over Bid shall expressly state that Voting Shares issued on the exercise of share purchase warrants, options and other securities convertible into Voting Shares shall, subject to compliance with the procedures applicable generally to the tendering of Voting Shares of the Take-Over Bid, be eligible to be tendered under the Take-Over Bid;

(ii)               the Take-Over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take-Over Bid prior to the close of business on the Permitted Bid Expiry Date and only if at such date more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-Over Bid and not withdrawn;

(iii)             the Take-Over Bid contains an irrevocable and unqualified provision that Voting Shares may be deposited pursuant to such Take-Over Bid at any time during the period of time described in Section 1.1 (am)(ii) and that any Voting Shares deposited pursuant to the Take-Over Bid may be withdrawn until taken up and paid for; and

(iv)             the Take-Over Bid contains an irrevocable and unqualified provision that in the event that the deposit condition set forth in Section 1.1 (am)(ii) is satisfied the Offeror will make a public announcement of that fact and the Take-Over Bid will remain open for deposits and tenders of Voting Shares for not less than ten Business Days from the date of such public announcement.

(al)       “Permitted Bid Acquisition" means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid.

(am)     “Permitted Bid Expiry Date” means 60 days following the date of the Take-Over Bid.

(an)      “Person" includes an individual, body corporate, partnership, syndicate or other form of unincorporated association, a government and its agencies or instrumentalities, any entity or group (as such term is used in Rule 1 3d-5 under the Exchange Act of 1934 as in effect on the date hereof) whether or not having legal personality and any of the foregoing acting in any derivative, representative or fiduciary capacity.

(ao)      "Pro-Rata Acquisition" means an acquisition by a Person of Voting Shares pursuant to:

                        (i)         a Dividend Reinvestment Acquisition;

(ii)        a stock dividend, stock split or other event in respect of securities of the Corporation pursuant to which such Person becomes a beneficial owner of Voting Shares on the same pro-rata basis as all other holders of securities;

(iii)       the exercise by the Person of only those rights to purchase Voting Shares distributed to that Person in the course of a distribution to all holders of securities of the Corporation pursuant to a bona fide rights offering or pursuant to a prospectus; or

(iv)       a  distribution to the public of Voting Shares, or securities convertible into or exchangeable for Voting Shares (and the conversion or exchange of such convertible or exchangeable securities), made pursuant to a prospectus or by way of a private placement, provided that the Person does not thereby acquire a greater percentage of such Voting Shares, or securities convertible into or exchangeable for Voting Shares, so offered than the Person's percentage of Voting Shares beneficially owned immediately prior to such acquisition.

(ap)      “Record Time" means 12:01 a.m. (Vancouver time) on October 18, 2010.

            (aq)      "Redemption Price" has the meaning ascribed thereto in Section 5.1(b).

(ar)       "Right" means a right to purchase Voting Shares on and subject to the terms and conditions of this Agreement.

(as)      "Rights Agent" means Computershare Investor Services Inc. and any successor rights agent hereunder.

(at)       "Rights Certificate" means a certificate representing Rights in substantially the form of Schedule A attached hereto.

(au)      "Rights Register" shall have the meaning ascribed thereto in Section 2.6(a).

(av)      (i)        “Securities Act (Alberta)” means the Securities Act, SA, 1981, c. S-61, as amended, and the regulations thereunder;

(ii)               "Securities Act (British Columbia)” means the Securities Act, RSBC 1996, c.41 8, as amended, and the Securities Rules thereunder,

(iii)             “Securities Act (Ontario)" means the Securities Act, R.S.O. 1990, c.s.5, as amended, and the regulations thereunder; and

(iv)             “Securities Act (Quebec) means the Securities Act (L.R.Q., c. V-1. 1);

(aw)     "Separation Time" means 4:00 p.m. on the tenth Business Day after the earlier of:

(i)                   the Share Acquisition Date; and

(ii)                 the date of the commencement of or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-Over Bid (other than a Permitted Bid or a Competing Permitted Bid), or such earlier or later time as may be determined by the Board of Directors, provided that, if any Take-Over Bid referred to in this clause (ii) expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-Over Bid shall be deemed, for the purposes of this definition, never to have been made.

(ax)      “Share Acquisition Date" means the first date of a public announcement or disclosure (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 101 of the Securities Act (Ontario), Section 111 of the Securities Act (British Columbia), Section 147.11 of the Securities Act (Quebec) and Section 141 of the Securities Act (Alberta)) by the Corporation or an Acquiring Person that a Person has become an Acquiring Person.

(ay)      "Subsidiary": a corporation shall be deemed to be a subsidiary of another corporation if:

(i)         it is controlled by:

                                    (A)       that other; or

(B)       that other and one or more corporations, each of which is controlled by that other; or

(C)       two or more corporations, each of which is controlled by that other; or

                        (ii)        it is a Subsidiary of a corporation that is that other's Subsidiary.

(az)      "Take-Over Bid" means an Offer to Acquire Voting Shares, or securities convertible into Voting Shares if, assuming that the Voting Shares or convertible securities subject to the Offer to Acquire are acquired and are Beneficially Owned at the date of such Offer to Acquire by the Person making such Offer to Acquire, such Voting Shares (including Voting Shares that may be acquired upon conversion of securities, convertible into Voting Shares) together with the Offeror's Securities, constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire.

(ba)      "Trading Day" means, when used with respect to any securities, a day on which the principal Canadian stock exchange on which such securities are listed or posted for trading is open for the transaction of business or, if the securities are not listed or posted for trading on any Canadian stock exchange, a Business Day.

(bb)      "U.S.-Canadian Exchange Rate" means, on any date:

(i)                 if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii)               in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in the manner determined by the Board of Directors from time to time.

(bc)      "U.S. Dollar Equivalent" means, for any amount which is expressed in Canadian dollars on any date, the United States dollar equivalent of such amount determined by reference to the Canadian-U.S. Exchange Rate on such date.

(bd)      "Voting Shares" means the Common Shares and any other shares of the Corporation entitled to vote generally and at all times for the election of directors of the Corporation.

(be)      “Voting Share Reduction" means an acquisition or redemption by the Corporation of outstanding Voting Shares which, by reducing the number of Voting Shares outstanding, increases the percentage of Voting Shares Beneficially Owned by a Person to 20% or more of the Voting Shares then outstanding.

1.2              Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3       Headings and References

The headings of the articles, sections and subsections of this Agreement and the table of contents are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement. All references to articles, sections, subsections and paragraphs are to articles, sections, subsections and paragraphs of this Agreement. The words "hereto", "herein", "hereof', "hereunder", "this Agreement", "the Rights Agreement" and similar expressions refer to this Agreement including the schedule attached hereto as a whole, as the same may be amended, modified or supplemented at any time or from time to time.

1.4       Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares

For purposes of this Agreement, the percentage of Voting Shares of any class Beneficially Owned by any Person, will be and be deemed to be the product (expressed as a percentage) determined by the formula:

100 x A/B

where:

A         =           the number of votes for the election of all directors generally attaching to the Voting Shares of the particular class Beneficially Owned by such Person; and

B          =          the number of votes for the election of all directors generally attaching to all outstanding Voting Shares of the particular class.

Where any Person is deemed to Beneficially Own unissued Voting Shares such Voting Shares will be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares of the particular class Beneficially Owned by such Person.

1.5       Acting Jointly or in Concert

For purposes of this Agreement, whether Persons are acting jointly or in concert is a question of fact in each circumstance, however, a Person shall be deemed to be acting jointly or in concert with another Person if such Person would be deemed to be acting jointly or in concert with such other Person for purposes of Section 91(1) of the Securities Act (Ontario), Section 96(1) of the Securities Act (British Columbia), Section 111 of the Securities Act (Quebec) and Section 131.1(1) of the Securities Act (Alberta) (other than by virtue of the inclusion of the word "associate" in Section 91(1) of the Securities Act (Ontario), Section 96(1) of the Securities Act (British Columbia), and Section 131.1(1) of the Securities Act (Alberta) as it exists on the date hereof).

Notwithstanding the foregoing and for greater certainty, the phrase "acting jointly or in concert", wherever used in this Agreement, shall not include conduct:

(a)        unrelated to the Corporation; or

(b)        pertaining to:

(i)         voting or directing the vote of securities of the Corporation pursuant to a revocable proxy given in response to a public proxy solicitation;

(ii)        voting or directing the vote of securities of the Corporation in connection with or in order to participate in a public proxy solicitation made or to be made;

(iii)       having an agreement, arrangement or understanding with respect to a particular shareholder proposal or a particular matter to come before a meeting of shareholders, including the election of directors.

1.6       Generally Accepted Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as of the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of an asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

ARTICLE 2
THE RIGHTS

2.1       Legend on Common Share Certificates

Certificates representing Voting Shares which are issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time, will evidence one Right for each Voting Share represented thereby and shall have impressed, printed or written thereon or otherwise affixed thereto the following legend:

"Until the Separation Time (as such term is defined in the Shareholder Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain rights as set forth in the shareholder rights agreement (the "Shareholder Rights Agreement") dated for reference October 18, 2010, between PETAQUILLA MINERALS LTD. (the "Corporation") and Computershare Investor Services Inc., as Rights Agent, the terms of which are hereby incorporated herein by reference and a copy of which is on file and may be inspected during normal business hours at the principal executive office of the Corporation. Under certain circumstances as set forth in the Shareholder Rights Agreement, such Rights may be amended, redeemed or exchanged, may expire, may lapse, may become void (if, in certain circumstances, they are "Beneficially Owned" by a person who is or becomes an "Acquiring Person", as such terms are defined in the Shareholder Rights Agreement, or a transferee thereof) or may be evidenced by separate certificates and may no longer be evidenced by this certificate.  The Corporation will mail or arrange for the mailing of a copy of the Shareholder Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor."

Certificates representing Voting Shares that are issued and outstanding at the Record Time will also evidence one Right for each one Voting Share evidenced thereby, notwithstanding the absence of the foregoing legend, until the close of business on the earlier of the Separation Time and the Expiration Time.

2.2       Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a)        Exercise Terms:  Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Voting Share for the Exercise Price. Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries will be void.

(b)        No Exercise Prior to Separation Time:  Until the Separation Time:

            (i)         the Rights will not be exercisable and no Right may be exercised; and

            (ii)        each Right shall be evidenced by the certificate for the associated Voting Share registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and shall be transferable only together with, and shall be transferred by a transfer of, such associated Voting Share.

(c)                Exercise After Separation Time:  From and after the Separation Time and prior to the Expiration Time:

(i)                 the Rights are exercisable; and

(ii)               the registration and transfer of Rights will be separate from and independent of Voting Shares.

Promptly following the Separation Time, the Corporation will prepare and the Rights Agent will mail to each holder of record of Voting Shares as of the Separation Time (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of such Rights (a "Nominee")), at such holder's address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(iii)       a Rights Certificate appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or with any rule or regulation of any self-regulatory organization, stock exchange or "system" on which the Rights may from time to time be listed or traded, or to conform to usage; and

(iv)       a disclosure statement describing the Rights;

provided that a Nominee shall be sent the materials provided for in (iii) and (iv) in respect of all Voting Shares of the Corporation held of record by it which are not Beneficially Owned by an Acquiring Person.

(d)        Manner of Exercise:  Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent:

            (i)         the Rights Certificate evidencing such Right;

            (ii)        an election to exercise such Rights (an "Election to Exercise") substantially in the form attached to the Rights Certificate appropriately completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii)       payment by certified cheque, banker's draft or money order payable to the order of the Corporation, in a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved and the transfer or delivery of Rights Certificates or the issuance or delivery of certificates of Voting Shares in a name other than that of the holder of the Rights being exercised.

(e)        Issue of Voting Shares:  Upon receipt of a Rights Certificate, together with a completed Election to Exercise executed in accordance with Subsection 2.2(d)(ii) which does not indicate that such Right is null and void as provided by Subsection 3.1(b), and payment as set forth in Section 2.2(d)(iii), the Rights Agent (unless otherwise instructed by the Corporation in the event that the Corporation is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i)         requisition from the transfer agent certificates representing the number of Voting Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii)        when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Voting Shares;

(iii)             after receipt of the certificates referred to in Section 2.2(e)(i), deliver the same to or upon the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder; and

(iv)             when appropriate, after receipt, deliver the cash referred to in clause 2.2(e)(ii) to or to the order of the registered holder of such Rights Certificate.

(f)        Partial Exercise:  In case the holder of any Rights shall exercise less than all of the Rights evidenced by the Rights Certificate of such holder, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of Subsection 5.5(a)) will be issued by the Rights Agent to such holder or to such holder's authorized assigns.

(g)        Covenants:  The Corporation covenants and agrees to:

(i)         take all such action as may be necessary on its part and within its powers to ensure that all Voting Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates evidencing such Voting Shares (subject to payment of the Exercise Price), be validly authorized, executed, issued and delivered and be fully paid and non-assessable;

(ii)        take all such action as may be necessary and within its power to comply with any applicable requirements of the Corporations Act, the Securities Act (Ontario), the Securities Act (British Columbia), the Securities Act (Quebec) and the Securities Act (Alberta), and the securities laws or comparable legislation of each of the other provinces and territories of Canada, and any other applicable law, rule or regulation thereof, in connection with the issue and delivery of the Rights Certificates and the issuance of the Voting Shares upon exercise of Rights;

(iii)             use reasonable efforts to cause all Voting Shares issued upon exercise of Rights to be listed upon the stock exchanges upon which the Voting Shares were traded immediately prior to the Share Acquisition Date;

(iv)             cause to be reserved and kept available out of the authorized and unissued Voting Shares, the number of Voting Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(v)               pay when due and payable, if applicable, any and all federal, provincial and municipal transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Corporation to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or certificates for the Voting Shares to be issued upon exercise of any Rights, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Voting Shares in a name other than that of the holder of the Rights being transferred or exercised; and

(vi)             after the Separation Time, except as permitted by Section 5.1, not take (or permit any subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

(h)        Authorized Capital:  If the number of Common Shares which are not issued or reserved for issue is insufficient to permit the exercise in full of the Rights in accordance with this Section 2.2, then each Right, when such Right is aggregated with a sufficient number of Rights to acquire a whole number of Common Shares, will entitle the holder thereof, after the Separation Time, to purchase that number of Common Shares at the Exercise Price per Common Share equal to the quotient determined by dividing the difference between the number of authorized Common Shares and the number of Common Shares then issued or allotted or reserved for issuance by the Corporation, by the number of Rights then outstanding.

2.3       Adjustments to Exercise Price; Number of Rights

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a)        Share Reorganization:  If the Corporation shall at any time after the date of this Agreement:

(i)         declare or pay a dividend on Voting Shares payable in Voting Shares (or other securities exchangeable for or convertible into or giving a right to acquire Voting Shares or other securities of the Corporation) other than pursuant to any optional stock dividend program;

(ii)        subdivide or change the then outstanding Voting Shares into a greater number of Voting Shares;

(iii)               consolidate or change the then outstanding Voting Shares into a smaller number of Voting Shares; or

(iv)               issue any Voting Shares for other securities exchangeable for or convertible into or giving a right to acquire Voting Shares or other securities of the Corporation or in respect of, in lieu of or in exchange for existing Voting Shares, except as otherwise provided in this Section 2.3, the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted as of the payment or effective date in the manner set forth below.

If the Exercise Price and number of Rights outstanding are to be adjusted:

(1)               the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Voting Shares (or other capital stock) (the "Expansion Factor") that a holder of one Voting Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

(2)               each Right held prior to such adjustment will become that number of Rights as results from the application of the Expansion Factor,

and the adjusted number of Rights will be deemed to be distributed among the Voting Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Voting Share (or other capital stock) will have exactly one Right associated with it in effect following the payment or effective date of the event referred to in Clause 2.3(a)(i), (ii), (iii) or (iv), as the case may be.

For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result of such dividend, subdivision, change, consolidation or issuance.

If, after the Record Time and prior to the Expiration Time, the Corporation shall issue any shares of capital stock other than Voting Shares in a transaction of a type described in Clause 2.3(a)(i) or (iv), shares of such capital stock shall be treated herein as nearly equivalent to Voting Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment.

In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any Voting Shares otherwise than in a transaction referred to in this Subsection 2.3(a), each such Voting Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Voting Share.

(b)        Rights Offering:  If the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all holders of Voting Shares entitling them (for a period expiring within 21 calendar days after such record date) to subscribe for or purchase Voting Shares (or securities convertible into or exchangeable for or carrying a right to purchase Voting Shares) at a price per Voting Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Voting Shares, having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per share) less than the Market Price per Voting Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)         the numerator of which shall be the number of Voting Shares outstanding on such record date, plus the number of Voting Shares that the aggregate offering price of the total number of Voting Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Voting Share; and

(2)        the denominator of which shall be the number of Voting Shares outstanding on such record date, plus the number of additional Voting Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Voting Shares (or securities convertible into, or exchangeable or exercisable for Voting Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

For purposes of this Agreement, the granting of the right to purchase Voting Shares (whether from treasury or otherwise) pursuant to the Dividend Reinvestment Plan or any employee benefit stock option or similar plans shall be deemed not to constitute an issue of rights, options or warrants by the Corporation; provided, however, that, in all such cases, the right to purchase Voting Shares is at a price per share of not less than 95% of the current market price per share (determined as provided in such plans) of the Voting Shares.

(c)        Special Distribution:  If the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Voting Shares (including any such distribution made in connection with a merger or amalgamation) of evidences of indebtedness, cash (other than an annual cash dividend or a dividend paid in Voting Shares, but including any dividend payable in securities other than Voting Shares), assets or rights, options or warrants (excluding those referred to in Subsection 2.3(b)), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)         the numerator of which shall be the Market Price per Voting Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per share basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

(2)        the denominator of which shall be such Market Price per Voting Share.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d)        Minimum Adjustments:  Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one per cent in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in many subsequent adjustment. All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a share. Notwithstanding the first sentence of this Subsection 2.3(d), any adjustment required by Section 2.3 shall be made no later than the earlier of:

(i)         three years from the date of the transaction which gives rise to such adjustment; or

(2)        the Expiration Date.

(e)        Discretionary Adjustment:  If the Corporation shall at any time after the Record Time and prior to the Separation Time issue any shares of capital stock (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock, in a transaction referred to in Clause 2.3(a)(i) or (iv), if the Board of Directors acting in good faith determines that the adjustments contemplated by Subsections 2.3(a), (b) and (c) in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsections 2.3(a), (b)and (c), such adjustments, rather than the adjustments contemplated by Subsections 2.3(a), (b)and (c), shall be made. The Corporation and the Rights Agent shall have authority without the approval of the holders of the Common Shares or the holders of Rights to amend this Agreement as appropriate to provide for such adjustments.

(f)        Benefit of Adjustments:  Each Right originally issued by the Corporation subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Voting Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

(g)        No Change of Certificates:  Irrespective of any adjustment or change in the Exercise Price or the number of Voting Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Voting Share and the number of Voting Shares which were expressed in the initial Rights Certificates issued hereunder.

(h)        Timing of Issuance:  In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Voting Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Voting Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment;

(i)         Adjustments Regarding Tax:  Notwithstanding anything contained in this Section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable, in order that any:

(i)         consolidation or subdivision of Voting Shares;

(ii)        issuance (wholly or in part for cash) of Voting Shares or securities that by their terms are convertible into or exchangeable for Voting Shares;

(iv)             stock dividends; or

(v)               issuance of rights, options or warrants referred to in this Section 2.3,

hereafter made by the Corporation to holders of its Voting Shares, shall not be taxable to such shareholders.

2.4       Date on Which Exercise is Effective

Each Person in whose name any certificate for Voting Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Voting Shares or other securities, if applicable, represented thereon, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the transfer books of the Voting Shares of the Corporation are closed, such Person shall be deemed to have become the holder of record of such Voting Shares on, and such certificate shall be dated, the next succeeding Business Day on which the transfer books of the Voting Shares are open.

2.5       Execution, Authentication, Delivery and Dating of Rights Certificates

(a)        Execution:  The Rights Certificates shall be executed on behalf of the Corporation, under its corporate seal reproduced thereon, by any one of its Chairman, President, Chief Executive Officer or a Vice-President or Secretary. The signature of any of these officers on the Rights Certificates may be manual or facsimile.

(b)        Valid Signatures:  Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(c)        Delivery:  Promptly after the Corporation learns of the Separation Time, the Corporation shall notify the Rights Agent of such Separation Time and shall deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Corporation) and send such Rights Certificates to the holders of the Rights pursuant to Subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent in the manner described above.

(d)        Date:  Each Rights Certificate shall be dated the date of countersignature thereof.

2.6       Registration, Transfer and Exchange

(a)        Maintaining of Register:  The Corporation shall cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Corporation shall provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights ("Rights Registrar") for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. If the Rights Agent shall cease to be the Rights Registrar, the Rights Agent shall have the right to examine such register at all reasonable times. After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(c) below, the Corporation shall execute, and the Rights Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificate so surrendered.

(b)        Effect of Transfer or Exchange:  All Rights issued upon any registration of a transfer or exchange of Rights Certificates shall be valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c)        Transfer or Exchange of Rights:  Every Rights Certificate surrendered for registration of transfer or exchange shall have the form of assignment thereon completed and executed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, executed by the holder thereof or the attorney of such holder duly authorized in writing. As a condition to the issue of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of an amount sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and other expenses, including the reasonable fees and expenses of its Rights Agent, connected therewith.

(d)        No Transfer or Exchange After Termination:  The Corporation shall not be required to register the transfer or exchange of any Rights after the Rights have been terminated under Section 5.1(e) hereof.

2.7       Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a)        Mutilation:  If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time, evidence to their satisfaction of the mutilation or defacing of any Rights Certificate, the Corporation shall execute and the Rights Agent shall countersign and deliver a new Rights Certificate upon surrender and cancellation of the mutilated or defaced Rights Certificate.

(b)        Destruction, Loss:  If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time:

(i)         evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii)        such security or indemnity as may be required by them to save each of them and their respective agents harmless, then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c)        Taxes:  As a condition to the issue of any new Rights Certificate under this Section 2.7, the Corporation or the Rights Agent may require the payment of an amount sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses, including the reasonable fees and expenses of the Rights Agent, connected therewith.

(d)        Original Obligation:  Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any mutilated, destroyed, lost or stolen Rights Certificate shall evidence an additional original contractual obligation of the Corporation, whether or not the mutilated, destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights issued hereunder.

2.8       Persons Deemed Owners

The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the person in whose name such Rights Certificate (or, prior to the Separation Time, the associated Voting Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term "holder" of any Right shall mean the registered holder of such Right (or, prior to the Separation Time of the associated Voting Share).

2.9       Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificates shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation.

2.10     Agreement of Rights Holders

Every holder of Rights by accepting the same consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights that:

(a)        such holder is bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b)        prior to the Separation Time, each Right shall be transferable only together with, and shall be transferred by a transfer of, the associated Voting Share certificate representing such Right;

(c)        after the Separation Time, the Rights Certificates shall be transferable only on the Rights Register as provided herein;

(d)        prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the certificate evidencing the associated Voting Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the certificate evidencing the associated Voting Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the certificate evidencing the associated Voting Share made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e)        such holder has waived all rights to receive any fractional Right or any fractional Voting Shares or other securities upon exercise of a Right (except as provided herein); and

(f)        that, subject to the provisions of Section 5.4, without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors, acting in good faith, this Agreement may be supplemented or amended from time to time to cure any ambiguity or to correct or supplement any provision contained herein which may be inconsistent with the intent of this Agreement or is otherwise defective, as provided herein.

2.11     Rights Certificate Holder Not Deemed a Shareholder

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Voting Share or any other share or security of the Corporation which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Voting Shares or any other shares or securities of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to the holders of Voting Shares or any other shares of the Corporation at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any holder of Voting Shares or any other shares of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Rights or Rights evidenced by the Rights Certificates shall have been duly exercised in accordance with the terms and the provisions hereof.

ARTICLE 3
ADJUSTMENTS TO THE RIGHTS

3.1       Flip-in Event

(a)        Flip-In:  Subject to the provisions of Sections 3.1(b), 3.2 and Section 5.1, if prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective at the close of business on the tenth Trading Day after the Share Acquisition Date, the right to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Voting Shares as have an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in the event that, after such date of consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 hereof shall have occurred).

(b)        Certain Rights Void:  Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Share Acquisition Date by:

(a)        a Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or

(b)        a transferee of Rights, directly or indirectly, of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person), where such transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any affiliate or associate of an Acquiring Person or any person acting jointly or in concert with an Acquiring Person or any affiliate or associate of an Acquiring Person), that has the purpose or effect of avoiding Section 3.1(b)(i), shall become null and void without any further action and any holder of such Rights, including transferees, shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

(c)        Compliance with Laws:  From and after the Separation Time, the Corporation shall do all acts and things as shall be necessary and within its power to ensure compliance with the provisions of this Section 3.1, including without limitation, all such acts and things that may be required to satisfy the requirements of the Securities Act (British Columbia) and the securities laws or comparable legislation of each of the Provinces of Canada in respect of the issue of Voting Shares on the exercise of Rights in accordance with this Agreement.

(d)        Legend:  Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either Section 3.1(b)(i) or (ii) or transferred to any Nominee of any such Person, and any Rights Certificate issued upon the transfer, exchange or replacement of any other Rights Certificate referred to in this sentence shall contain and be deemed to contain the following legend:

"The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person. This Rights Certificate and the Rights represented hereby shall become void in the circumstances specified in Subsection 3.1(b) of the Shareholder Rights Agreement."

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so by the Corporation or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend.

3.2       Exchange Option

(a)        Optional Exchange:  In the event that the Board of Directors acting in good faith shall determine that conditions exist which would eliminate or otherwise materially diminish in any respect the benefits intended to be afforded to the holders of Rights pursuant to this Agreement, the Board of Directors may at its option and without seeking the approval of holders of Voting Shares or Rights at any time after a Flip-in Event has occurred, authorize the Corporation to issue and deliver in respect of each Right which is not void pursuant to Section 3.1(b) either:

(i)         in return for the Exercise Price and Right, cash, debt, equity or other securities or other property or assets (or a combination thereof) having a value equal to twice the Exercise Price; or

(ii)        in return for the Right and without further charge, subject to any amounts that may be required to be paid under applicable law, cash, debt, equity or other securities or other property or assets (or a combination thereof), having a value equal to the Exercise Price;

in full and final settlement of all rights attaching to the Rights; provided that the value of any such debt, equity or other securities or other property or assets shall be determined by the Board of Directors who may rely for that purpose on the advice of a nationally recognized Canadian firm of investment dealers or investment bankers selected by the Board of Directors.  To the extent that the Board of Directors determines in good faith that any action need be taken pursuant to this Section 3.2, the Board of Directors may suspend the exercisability of the Rights for a period up to 60 days following the date of the occurrence of the relevant Flip-in Event in order to determine the appropriate form and value of cash, debt, equity or other securities or other property or assets (or a combination thereof) to be issued or delivered on such exchange for Rights.  In the event of any such suspension, the Corporation shall notify the Rights Agent and issue as promptly as practicable a public announcement stating that the exercisability of the Rights has been temporarily suspended.

(b)        Termination of Right to Exercise:  If the Board of Directors authorizes and directs the exchange of cash, debt, equity or other securities or other property or assets (or a combination thereof) for Rights pursuant to Subsection 3.2(a) hereof, then without any further action or notice the right to exercise the Rights will terminate and the only right thereafter of a holder of Rights shall be to receive such cash, debt, equity or other securities or other property or assets (or a combination thereof) in accordance with the determination of the Board of Directors made pursuant to Section 3.2(a). Within 10 Business Days of the Board of Directors authorizing and directing any such exchange, the Corporation shall give notice of such exchange to the holders of such Rights in accordance with Section 5.9. Each such notice of exchange shall state the method by which the exchange of cash, debt, equity or other securities or other property or assets (or a combination thereof) for Rights will be effected.

(c)        Additional Securities:  If there shall not be sufficient securities authorized but unissued to permit the exchange in full of Rights pursuant to this Section 3.2, the Corporation will take all such action as may be necessary to authorize additional securities for issuance upon the exchange of Rights provided however, that the Corporation shall not be required to issue fractions of securities or to distribute certificates evidencing fractional securities. In lieu of issuing such fractional securities, subject to Section 5.5(b), there shall be paid to the registered holders of Rights to whom such fractional securities would otherwise be issuable, an amount in cash equal to the same fraction of the market price of a whole such security.

ARTICLE 4
THE RIGHTS AGENT

4.1       General

(a)        Appointment of Rights Agent:  The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of Rights in accordance with the terms and conditions hereof and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint one or more Co-Rights Agents as it may deem necessary or desirable, subject to the prior approval of the Rights Agent. In such event, the respective duties of the Rights Agent and any Co-Rights Agent shall be as the Corporation may determine with the approval of the Rights Agent and the Co-Rights Agent. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder. The Corporation also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability or expense, incurred without negligence, bad faith or willful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and performance of this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification shall survive the termination of this Agreement or the resignation or removal of the Rights Agent.

(b)        Protection of Rights Agent:  The Rights Agent shall be protected from, and shall incur no liability for or in respect of, any action taken, suffered or omitted by it in connection with its performance of this Agreement in reliance upon any certificate for Voting Shares, or any Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c)        The Corporation will inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon written request, will provide to the Rights Agent an incumbency certificate certifying the then current officers of the Corporation.

4.2       Merger or Amalgamation or Change of Name of Rights Agent

(a)        Merger:  Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated with or into, or any corporation succeeding to the shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned, and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent, and in all such cases such Rights Certificates shall have the full force and effect provided in the Rights Certificates and in this Agreement.

(b)        Change of Name: In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned, and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3       Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)        Legal Counsel:  The Rights Agent may consult with legal counsel (who may be legal counsel for the Corporation), and the opinion of such counsel shall be full and complete authorization and protection to the Rights Agent as to any action taken or omitted to be taken by it in good faith and in accordance with such opinion.

(b)        Satisfactory Proof:  Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action or omitting to take any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a person believed by the Rights Agent to be the Chairman, the President, the Chief Executive Officer or any Vice-President and by the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation and delivered to the Rights Agent and such certificate shall be full authorization to the Rights Agent for any action taken, omitted or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c)        Bad Faith:  The Rights Agent shall be liable hereunder only for its own negligence, bad faith or willful misconduct.

(d)        Recitals:  The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates representing Voting Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made only by the Corporation.

(e)        No Responsibility:  The Rights Agent shall not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate representing Voting Shares or Rights Certificate (except its countersignature thereof), nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate, any change in the exercisability of the Rights (including the Rights becoming void pursuant to Section 2.11 or Subsection 3.2(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 hereof describing any such adjustment) nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any Voting Shares to be issued pursuant to this Agreement or any Rights or as to whether any Voting Shares shall, when issued, be duly and validly authorized, executed, issued and delivered and be fully paid and non-assessable.

(f)        Performance By Corporation:  The Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g)        Persons To Give Instructions:  The Rights Agent is hereby authorized to rely upon and directed to accept instructions in writing with respect to the performance of its duties hereunder from any person believed by the Rights Agent to be the Chairman, the President, the Chief Executive Officer, any Vice-President, the Secretary, any Assistant Secretary, the Chief Financial Officer, the Treasurer or any Assistant Treasurer of the Corporation and to apply to such persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken, omitted or suffered by it in good faith in accordance with the instructions of any such person.

(h)        Ability To Deal:  The Rights Agent and any shareholder, director, officer or employee of the Rights Agent may buy, sell or deal in Voting Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity.

(i)         No Liability: The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, omission, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4       Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days' notice (or such lesser notice as is acceptable to the Corporation) in writing delivered or mailed to the Corporation and to each transfer agent of Common Shares by first class or registered mail.  The Corporation may remove the Rights Agent upon 60 days' notice in writing, mailed or delivered to the Rights Agent and to each transfer agent of Common Shares by first class or registered mail.  If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation shall appoint a successor to the Rights Agent.  If the Corporation fails to make such appointment within a period of 60 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit the Rights Certificate of such holder for inspection by the Corporation), then the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent.  Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a trust company incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company as principal or through an agent in the Provinces of Ontario or British Columbia. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; provided that the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose.  Not later than the effective date of any such appointment, the Corporation shall file notice thereof in writing with the predecessor Rights Agent and the transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights.  Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

ARTICLE 5
MISCELLANEOUS

5.1       Redemption and Waiver

(a)        The Board of Directors acting in good faith may, until the occurrence of a Flip-in Event, upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to such particular Flip-in Event (which for greater certainty shall not include the circumstances described in Subsection 5.1(h)); provided that if the Board of Directors waives the application of Section 3.1 to a particular Flip-in Event pursuant to this Subsection 5.1(a), the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event which may arise in respect of any Take-Over Bid then in effect or made prior to the public announcement of the completion or termination of the transaction in respect of which the Board of Directors waived the application of Section 3.1.

(b)        The Board of Directors acting in good faith may, at its option, at any time prior to the provisions of Section 3.1 becoming applicable as a result of the occurrence of a Flip-in Event, elect to redeem all but not less than all of the outstanding Rights at a redemption price of $0.0001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "Redemption Price"). The redemption of the Rights by the Board of Directors may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish.

(c)        In the event that prior to the occurrence of a Flip-in Event a Person acquires, pursuant to a Permitted Bid or a Competing Permitted Bid, not less than 90% of the outstanding Voting Shares other than Voting Shares Beneficially Owned at the date of the Permitted Bid or the Competing Permitted Bid by such Person, then the Board of Directors of the Corporation shall immediately upon the consummation of such acquisition without further formality be deemed to have elected to redeem the Rights at the Redemption Price.

(d)        Where a Take-Over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.

(e)        If the Board of Directors is deemed under Subsection 5.1(c) to have elected, or elects under either of Subsection 5.1(b) or (d), to redeem the Rights, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(f)        Within 10 days after the Board of Directors is deemed under Subsection 5.1(c) to have elected, or elects under Subsection 5.1(b) or (d), to redeem the Rights, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Voting Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.

(g)        Upon the Rights being redeemed pursuant to Subsection 5.1(d), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Voting Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred.

(h)        The Board of Directors may waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined within ten Trading Days following a Share Acquisition Date that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Share Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this Subsection 5.1(b) must be on the condition that such Person, within 14 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the "Disposition Date"), has reduced its Beneficial Ownership of Voting Shares such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Share Acquisition Date and Section 3.1 shall apply thereto.

5.2       Expiration

No Person shall have any rights pursuant to this Agreement or any Right after the Expiration Time, except as provided in Section 4.1 hereof.

5.3       Issue of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4       Supplements and Amendments

(a)        The Corporation may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulations thereunder. The Corporation may, prior to the date of the shareholders' meeting referred to in Section 5.16, supplement or amend this Agreement without the approval of any holders of Rights or Voting Shares in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable. Notwithstanding anything in this Section 5.4 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b)        Subject to the Section 5.4(a), the Corporation may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time prior to the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Voting Shares duly called and held in compliance with applicable laws and the constating documents of the Corporation.

(c)        The Corporation may, with the prior consent of the holders of Rights, at any time on or after the Share Acquisition Date, vary or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders and representing 50% plus one of the votes cast in respect thereof.

(d)        Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's constating documents and the Company Act with respect to meetings of shareholders of the corporation.

(e)        Any amendments made by the Corporation to this Agreement pursuant to Subsection 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulation thereunder shall:

(i)         if made before the Separation Time, be submitted to the shareholders of the Corporation at the next meeting of shareholders and the shareholders may, by the majority referred to in Subsection 5.4(b), confirm or reject such amendment;

(ii)        if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by the majority referred to in Subsection 5.4(c), confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.

5.5       Fractional Rights and Fractional Voting Shares

(a)        No Fractional Rights:  The Corporation shall not be required to issue fractions of Rights or to distribute Right Certificates which evidence fractional Rights. After the Separation Time, in lieu of issuing fractional Rights the Corporation shall pay to the holders of record of the Right Certificates, at the time such fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of one whole Right that the fraction of a Right that would otherwise be issuable is of one whole Right.

(b)        No Fractional Common Shares:  The Corporation shall not be required to issue fractions of Voting Shares upon exercise of the Rights or to distribute certificates which evidence fractional Voting Shares. In lieu of issuing fractional Voting Shares, the Corporation shall pay to the holders of record of Right Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Voting Share that the fraction of a Voting Share that would otherwise be issuable upon the exercise of such Right is of a whole Voting Share.

5.6       Rights of Action

Subject to the terms of this Agreement, rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights, and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce, or otherwise act in respect of, such holder's right to exercise the Rights of such holder in the manner provided in the Rights Certificate of such holder and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and shall be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.7       Regulatory Approvals

Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, and without limiting the generality of the foregoing, necessary approvals of the Toronto Stock Exchange and other exchanges will be obtained, such as to the issuance of Voting Shares upon the exercise of Rights under Section 2.2(d) and the issuance of convertible debt, equity or other securities or other property or assets under section 3.2. Notwithstanding anything to the contrary in this Agreement, no supplement or amendment to this Agreement or to the terms of the Rights may be made without the prior consent of the Toronto Stock Exchange.

5.8       Declaration as to Non-Canadian Holders

If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Corporation with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights, or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada, in which such issue or delivery would be unlawful without registration of the relevant persons or securities for such purposes.

5.9       Notices

(a)        Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

PETAQUILLA MINERALS LTD.
#410 – 475 West Georgia Street
Vancouver, BC  V6B 4H9

Attention:  Joao C. Manuel, Chief Executive Officer
Telecopier No.: (604) 694-0063

With a copy to:

Max Pinsky Personal Law Corporation
1780 – 400 Burrard Street
Vancouver, BC  V6C 3A6

Attention:  Max Pinsky, Barrister and Solicitor
Telecopier No.: (604) 689-9940

(b)        Notices or demands authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Corporation), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Computershare Investor Services Inc.
2nd Floor, 510 Burrard Street
Vancouver, BC  V6C 3B9

Attention: Manager, Client Services
Telecopier No.: (604) 661-9401

(c)        Notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, addressed to such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Corporation for its Voting Shares. Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

(d)        Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Corporation and the Rights Agent may from time to time change its address for notice to the other given in the manner aforesaid.

5.10      Costs of Enforcement

The Corporation agrees that if the Corporation or any other Person the securities of which are purchasable upon exercise of Rights, fails to fulfill any of its obligations pursuant to this Agreement, then the Corporation or such Person shall reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

5.11      Successors

All of the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind their respective successors and assigns and shall enure to the benefit of their respective successors and permitted assigns hereunder.

5.12      Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of Rights any legal or equitable right, remedy or claim under this Agreement and this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of Rights.

5.13      Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of British Columbia and for all purposes shall be governed by and construed in accordance with such laws.

5.14      Severability

If any term or provision hereof or the application thereof in any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision in circumstances other than those as to which it is held invalid or unenforceable.

5.15      Effective Date

This Agreement is effective and in full force and effect in accordance with its terms from and after the Effective Date, subject to confirmation pursuant to section 5.16.

5.16      Confirmation

The Corporation shall request the confirmation of this Agreement at a general meeting of holders of Voting Shares to be held no later than six months from the date of this Agreement, and for a second time at the general meeting next following the third anniversary of the Effective Date. If the Agreement is not confirmed at such meetings by a majority of the votes cast by holders of Voting Shares who vote in respect of the confirmation of this Agreement, this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the close of business on the date of termination of such meeting; provided, that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Section 5.1(a) or (h) hereof) prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.16.

5.17      Determinations and Actions by the Board of Directors

The Board of Directors shall have the exclusive power and authority to administer and amend this Agreement and to exercise all rights and powers specifically granted to the Board of Directors or the Corporation, or as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power to (a) interpret the provisions of this Agreement and (b) make all determinations deemed necessary or advisable for the administration of this Agreement (including a determination to terminate or redeem or not to terminate or redeem the Rights or to amend the Agreement). All such actions, calculations, interpretations and determinations (including, for purposes of the balance of this sentence, all omissions with respect to the foregoing) which are done or made by the Board of Directors shall be final, conclusive and binding on the Corporation, the Rights Agent, the holders of Rights and all other parties and shall not subject the Board of Directors to any liability to the holders of Rights.

5.18      Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed.

PETAQUILLA MINERALS LTD.

c/s

By:	_________________________________(signature)

_______________________________(name - please print)
Authorized Signatory

COMPUTERSHARE INVESTOR SERVICES INC.

By:	_________________________________(signature)

_______________________________(name - please print)
Authorized Signatory

By:	_________________________________(signature)

_______________________________(name - please print)
Authorized Signatory

This is page 39 to that certain Shareholder Rights Plan Agreement between PETAQUILLA MINERALS LTD. and COMPUTERSHARE INVESTOR SERVICES INC. dated for reference the 18th day of October, 2010.

SCHEDULE A TO THE SHAREHOLDER RIGHTS AGREEMENT
DATED FOR REFERENCE OCTOBER 18, 2010, BETWEEN
PETAQUILLA MINERALS LTD. AND
COMPUTERSHARE INVESTOR SERVICES INC.

[Form of Rights Certificate]

Certificate No. ____________	______________Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION OR MANDATORY EXCHANGE, AT THE OPTION OF PETAQUILLA MINERALS LTD., ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS AGREEMENT. RIGHTS BENEFICIALLY OWNED BY ACQUIRING PERSONS (AS SUCH TERMS ARE DEFINED IN THE SHAREHOLDER RIGHTS AGREEMENT) OR CERTAIN TRANSFEREES THEREOF ARE VOID.

Rights Certificate

This certifies that ______________________, or registered assigns, is the holder of record of the number of Rights set forth above, each one of which entitles the holder of record thereof, subject to the terms, provisions and conditions of the Shareholder Rights Agreement (the "Shareholder Rights Agreement"), dated as of March 7, 2006, between PETAQUILLA MINERALS LTD. (the "Corporation"), a corporation existing under the Business Corporations Act, (British Columbia) and COMPUTERSHARE INVESTOR SERVICES INC., a company incorporated under the laws of Canada, as Rights Agent under the Shareholder Rights Agreement, to purchase from the Corporation at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Shareholder Rights Agreement), one common share of the Corporation (a "Common Share") (subject to adjustment as provided in the Shareholder Rights Agreement) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with a completed and executed Form of Election to Exercise at the office of the Rights Agent in Vancouver, Canada. The Exercise Price shall initially be $30 (Cdn.) per Common Share and shall be subject to adjustment in certain events as provided in the Shareholder Rights Agreement.

In certain circumstances described in the Shareholder Rights Agreement, the Rights evidenced hereby may entitle the holder of record thereof to purchase shares of an entity other than the Corporation or to purchase or receive in exchange for such Rights assets, securities or shares of the Corporation other than Voting Shares or more or less than one Voting Share, or some combination of the foregoing, all as provided in the Shareholder Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Shareholder Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. A copy of the Shareholder Rights Agreement is on file at the principal executive office of the Corporation and is available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing the aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates so surrendered. If this Rights Certificate shall be exercised in part, the holder of record shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provision of the Shareholder Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Corporation at a redemption price of $0.0001 per Right, subject to adjustment in certain events, under certain circumstances at the option of the Corporation.

Subject to the provisions of the Shareholder Rights Agreement, the Rights evidenced by this Certificate may be terminated or amended by the Corporation at its option without the consent of holders of Rights.

No fractional Voting Shares will be issued upon the exercise of any Right or Rights evidenced hereby nor will Rights Certificates be issued for less than one whole Right. After the Separation Time, in lieu of issuing fractional Rights a cash payment will be made as provided in the Shareholder Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Voting Shares or of any other securities which may at any time be issuable on the exercise hereof, nor shall anything contained in the Shareholder Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders of the Corporation at any meeting, to give or withhold consent to any corporate action, to receive notice of meetings or other actions affecting shareholders of the Corporation (except as provided in the Shareholder Rights Agreement), to receive dividends or subscription rights or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Shareholder Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation.

PETAQUILLA MINERALS LTD.

c/s

By:	_________________________________(signature)

_______________________________(name - please print)
Authorized Signatory
Countersigned by and on behalf of the Rights Agent,
COMPUTERSHARE INVESTOR SERVICES INC.

By:	_________________________________(signature)

_______________________________(name - please print)
Authorized Signatory

[Form of Reverse Side of Rights Certificate]

PETAQUILLA MINERALS LTD. - FORM OF ASSIGNMENT

(To be executed by the holder of record if such
holder desires to transfer the Rights.)

FOR VALUE RECEIVED ___________________________________ hereby sells, assigns and transfers unto _____________________________________ (please print name and address of transferee) this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ___________________________________________ as attorney, to transfer the within Rights Certificate on the books of the Corporation with full power of substitution.

Dated:  __________________________________ [month, day, year]

Signature Guaranteed:
Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

The signature of the person executing this power must be guaranteed by a Canadian chartered bank or eligible guarantor institution with membership in an approved signature guarantee medallion program.

CERTIFICATION
(To be completed if true)

The undersigned hereby represents, warrants and certifies, for the benefit of all holders of Rights and Voting Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Agreement).

Signature Guaranteed:
Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

NOTICE

In the event the certification set forth above is not completed in connection with a purported assignment, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as defined in the Shareholder Rights Agreement) and accordingly will deem the Rights evidenced by this Rights Certificate to be void and not transferable or exercisable.

FORM OF ELECTION TO EXERCISE

(To be executed if the holder desires to exercise the Rights Certificate)

TO:      Computershare Investor Services Inc.
2nd floor – 510 Burrard Street
Vancouver, BC  V6C 3B9

The undersigned hereby irrevocably elects to exercise ____________________________ whole Rights represented by the attached Rights Certificate to purchase the Voting Shares issuable upon the exercise of such Rights and requests that certificates for such Voting Shares be issued in the name of:

Address:

Social Insurance or Other Taxpayer Identification Number:

If such number of Rights shall not be all the whole Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such whole Rights shall be registered in the name of and delivered to:

Full Address, including postal code:

Social Insurance or Other Taxpayer Identification Number

Dated: __________________  [month, day, year]

Signature Guaranteed:
Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

The signature of the person executing this power must be guaranteed by a Canadian chartered bank or eligible guarantor institution with membership in an approved signature guarantee medallion program.

CERTIFICATION
(To be completed if true)

The undersigned hereby represents, warrants and certifies for the benefit of all holders of Rights and Voting Shares, that the Rights evidenced by this Right Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Agreement).

Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

NOTICE

In the event the certification set forth above is not completed in connection with a purported assignment, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as defined in the Shareholder Rights Agreement) and accordingly will deem the Rights evidenced by this Rights Certificate to be void and not transferable or exercisable.

SCHEDULE “B” – SHAREHOLDER RIGHTS PLAN RESOLUTION

“BE IT RESOLVED BY AN ORDINARY RESOLUTION THAT:

1.         the Shareholder Rights Plan agreement dated as of October 18, 2010, between Petaquilla Minerals Ltd. and Computershare Investor Services Inc., as the same may be amended prior to this meeting, be and it is hereby ratified and confirmed; and

2.                  any one director or officer of Petaquilla Minerals Ltd. be and is hereby authorized, for and on behalf of Petaquilla Minerals Ltd. to execute and deliver such other documents and instruments and take such other actions as such director or officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments and the taking of such actions.”

SCHEDULE “C” – AMENDED STOCK OPTION PLAN

PETAQUILLA MINERALS LTD. INCENTIVE STOCK OPTION PLAN

(12,500,000 Share Options)

1.         Purpose

1.1       The purpose of the Incentive Stock Option Plan (the “Plan”) is to promote the profitability and growth of Petaquilla Minerals Ltd. (the “Company”) or a subsidiary thereof by facilitating the efforts of the Company and its subsidiaries to obtain and retain key individuals. The Plan provides an incentive for and encourages ownership of the Company's shares by its key individuals so that they may increase their stake in the Company and benefit from increases in the value of the Company's shares.

2.         Administration

2.1       The Plan will be administered by a committee (the “Committee”) of the Company's Board of Directors (the “Board”).

2.2       The Committee will be authorized, subject to the provisions of the Plan, to adopt such rules and regulations as it deems consistent with the Plan's provisions and, in its sole discretion, to designate options (“Options”) to purchase shares of the Company pursuant to the Plan. The Committee may authorize one or more individuals of the Company to execute, deliver and receive documents on behalf of the Committee.

3.         Eligibility

3.1       Each person (an “Optionee”) who is a “Consultant”, a “Director”, an “Employee” or a “Executive

Officer” in relation to the Company (as those terms are defined in National Instrument 45-106 or as may be acceptable pursuant to the policies of the Toronto Stock Exchange (the “TSX”)) is eligible to be granted one or more Options.

3.2       The Company represents that it will only grant Options to Optionees who are bona fide Directors,

Employees, Consultants or Executive Officers, as the case may be.

3.3       Nothing in the Plan or in any Option shall confer any right on any individual to continue in the employ of or association with the Company or its subsidiaries or will interfere in any way with the right of the Company or subsidiaries to terminate at any time the employment of a person who is an Optionee.

3.4       The Committee may from time to time at its discretion, subject to the provisions of the Plan, determine those eligible individuals to whom Options will be granted, the number of Shares subject to such Options, the dates on which such Options are to be granted and the term of such

Options.

3.5       The Committee may, at its discretion, with respect to any Option, impose additional terms and conditions which are more restrictive on the Optionee than those provided for in the Plan.

4.         General Provisions

4.1       The shares to be optioned under the Plan will be authorized but unissued Common Shares without par value (“Shares”) of the Company.

4.2       The maximum number of Shares that may be issued pursuant to options granted under the Plan shall be 12,500,000 Shares (inclusive of any options outstanding at the time of implementation of the Plan).

4.3       Shares subject to but not issued or delivered under an Option which expires or terminates shall again be available for option under the Plan.

4.4       Each Option will be evidenced by:

(a)        a written agreement between, and executed by, the Company and the individual containing terms and conditions established by the Committee with respect to such Option and which will be consistent with the provisions of the Plan; or

(b)        a certificate executed by the Company and delivered to the Optionee setting out the material terms of the Option, with a copy of this Plan attached thereto.

4.5       An Option may not be assigned or transferred. During the lifetime of an Optionee, the Option may be exercised only by the Optionee.

5.         Term of Option

5.1       The maximum term of any Option will be 10 years.

5.2       An Option granted to a person who is a Director, Employee, Consultant or Executive Officer shall normally terminate no longer than 30 days after such person ceases to be in at least one of those categories. However, the Committee may also set termination periods as they deem appropriate, subject to all applicable laws and TSX policies. Any Option or portions of Options of terminated individuals not so exercised will terminate and will again be available for future Options under the Plan. A change of employment will not be considered a termination so long as the Optionee continues to be employed by the Company or its subsidiaries.

5.3       The Company shall be under no obligation to give an Optionee notice of termination of an Option.

5.4       A change of employment or ceasing to be a Director or Executive Officer shall not be considered a termination so long as the Optionee continues to be a Consultant or employed by or appointed as a Director or Executive Officer of the Company or its subsidiaries, if any.

6.         Option Price

6.1       The price per Share at which Shares may be purchased upon the exercise of an Option (the “Option Price”) will not be lower than the “market price” as defined in the TSX Company Manual, being the volume weighted average trading price on the TSX for the Shares for the five trading days immediately preceding the date on which the Option is granted (the “Market Price”).

6.2       The Option Price must be paid in full at the time of exercise of the Option and no Shares will be issued and delivered until full payment is made.

6.3       An Optionee will not be deemed the holder of any Shares subject to his Option until the Shares are delivered to him.

7.         Death

7.1       Notwithstanding any other provision of this Plan, if any Optionee shall die holding an Option which has not been fully exercised, his personal representative, heirs or legatees may, at any time within 60 days of grant of probate of the will, or letters of administration of the estate of the decedent, or within one year after the date of such death, whichever is the lesser time (notwithstanding the normal expiry date of the Option) exercise the Option with respect to the unexercised balance of the Shares subject to the Option.

8.         Changes in Shares

8.1       In the event the authorized common share capital of the Company as constituted on the date that this Plan comes into effect is consolidated into a lesser number of Shares or subdivided into a greater number of Shares, the number of Shares for which Options are outstanding will be decreased or increased proportionately as the case may be and the Option Price will be adjusted accordingly and the Optionees will have the benefit of any stock dividend declared during the period within which the said Optionee held his Option. Should the Company amalgamate or merge with any other company or companies (the right to do so being hereby expressly reserved) whether by way of arrangement, sale of assets and undertakings or otherwise, then and in each such case the number of shares of the resulting corporation to which an Option relates will be determined as if the Option had been fully exercised prior to the effective date of the amalgamation or merger and the Option Price will be correspondingly increased or decreased, as applicable.

9.         Cancellation of Options

9.1       The Committee may, with the consent of the Optionee, cancel an existing Option, in accordance with the policies of the TSX.

10.       Amendment or Discontinuance

10.1     The Board may alter, suspend or discontinue the Plan, but may not, without the approval of the shareholders of the Company, make any alteration which would:

(a)        increase the aggregate number of Shares subject to Option under the Plan except as  provided in Section 8; or

(b)        decrease the Option Price for insiders except as provided in Section 11. Notwithstanding the foregoing, the terms of an existing Option may not be altered, suspended or discontinued without the consent in writing of the Optionee.

11.       Shareholder Approval Requirements

11.1     The approval of the disinterested shareholders of the Company must be obtained before:

(a)        the number of Shares under option to Insiders within any 12-month period; or

(b)        the number of Shares issuable to Insiders at any time,

when combined with all of the Company’s security based compensation arrangements, may exceed 10% of the Company’s issued and outstanding Common Shares.

11.2     The approval of the disinterested shareholders of the Company must be obtained for the reduction in the exercise price, or extension of the term, of options previously granted to Insiders.

12.       Interpretation

12.1     The Plan will be construed according to the laws of the Province of British Columbia.

13.       Liability

13.1     No member of the Committee or any director, officer or employee of the Company will be personally liable for any act taken or omitted in good faith in connection with the Plan.

14.       Vesting

14.1     The Committee may determine a periodic vesting schedule as it determines.

15.       Takeover Offer

15.1     If a bona fide offer (an “Offer”) for Shares is made to the Optionee or to shareholders of the Company generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning given to “control person” in the Securities Act (British Columbia), the Company will, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon all Shares subject to such Option will become vested and the Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Shares received upon such exercise, pursuant to the Offer. However, if:

(a)        the Offer is not completed within the time specified therein; or

(b)        all of the Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Shares received upon such exercise, or in the case of Section 15.1(b) hereof, the Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Shares, the Option will be reinstated as if it had not been exercised and the terms upon which such Shares were to become vested pursuant to this Section will be reinstated. If any Shares are returned to the Company under this Section 15, the Company will immediately refund the exercise price to the Optionee for such Shares.

15.2     The exercise of an Option in the circumstances set out in Section 15.1 may, at the election of the Committee and without shareholder approval, be conducted so as to allow for a “cashless exercise”. If the Committee so determines, each Optionee shall be entitled to surrender its Option to the Company, and shall be entitled to receive:

(a)                in the event that the Offer is in cash, an amount equal to the product of the number of shares held under option and the difference between the exercise price of each option held and the Offer price; or

(b)               in the event that the Offer is in securities, that number of securities as equals the value of the product of the number of shares held under option and the difference between the exercise price of each option held and the Offer consideration;

such value per share determined by the following formula:

A x (X-Y),

X

Where

A         is the number of Options tendered to the Offer;

X         is the Offer price per Share;

Y         is the exercise price of the subject Options;

Provided however, that in the circumstances set out in subsections 15.1(a) or 15.1(b), the Option shall be reinstated in the manner set out in the last paragraph of Section 15.1, adopted mutatismutandis.

16.       Acceleration of Expiry Date

16.1     If an Offer is made by an offeror at any time when an Option granted under the Plan remains unexercised, in whole or in part, the Directors may, without shareholder approval, upon notifying each Optionee of full particulars of the Offer, declare all Shares issuable upon the exercise of Options granted under the Plan to be vested and declare that the Expiry Date for the exercise of all unexercised Options granted under the Plan be accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer.

17.       Effect of a Change of Control

17.1     If a Change of Control, as hereinafter defined, occurs, all Shares subject to each outstanding Option will become vested, whereupon such Option may be exercised in whole or in part by the Optionee.

17.2     “Change of Control” means the acquisition by any person, or by any person and a Joint Actor, whether directly or indirectly, of voting securities as defined in the Securities Act (British Columbia) of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than 50% of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors of the Company. “Joint Actor” means a person acting “jointly or in concert with” another person as that phrase is interpreted in Section 96 of the Securities Act (British Columbia).

18.       TSX Policy Applies

18.1     The Plan and the granting and exercise of any Options hereunder are also subject to such other terms and conditions as are set out from time to time in the Policies of the TSX and any securities commission having authority, and the Policies of the TSX will be deemed to be incorporated into and become a part of the Plan. In the event of an inconsistency between the provisions of the Policies of the TSX and of the Plan, the provisions of the Policies of the TSX will govern.

19.       Cancellation and Re-granting of Options

19.1     The Committee may, with the consent of the Optionee, cancel an existing Option, and re-grant the Option at an Option Price determined in the same manner as provided in Section 6 hereof, subject to the prior approval of the TSX.

20.       Retirement

20.1     Notwithstanding any other provision of the Plan, if any Optionee shall retire, or terminate his employment with the consent of the Board under circumstances equating retirement, while holding an Option which has not been fully exercised, such Optionee may exercise the Option at any time during the unexpired term of the Option.

SCHEDULE “D” – AMENDED STOCK OPTION PLAN RESOLUTION

“BE IT RESOLVED BY AN ORDINARY RESOLUTION THAT:

1.                  the Amended Stock Option Plan (the “Amended Plan”) of the Company, as set out in Schedule “C” to this Circular, pursuant to which up to 12,500,000 Common Shares of the Company may be issued pursuant to the exercise of options granted under the Amended Plan to directors, officers, employees and consultants, be hereby ratified and approved; and

2.                  Following the approval of the Amended Plan, all outstanding incentive stock options will be deemed to have been granted under the Amended Plan.”

INSIDERS TO WHOM SHARES MAY BE ISSUED UNDER THE AMENDED PLAN, AND THEIR RESPECTIVE ASSOCIATES AND AFFILIATES, WILL ABSTAIN FROM VOTING ON

THE FOREGOING RESOLUTION.  THE APPROVAL OF A MAJORITY OF DISINTERESTED

SHAREHOLDERS OF THE COMPANY IS, THEREFORE, SOUGHT.

A total of 4,234,983 shares of the Company will be excluded from the shareholder vote with respect to the Amended Plan.